Abbott

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT 2022



Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

On the Cover: *Dr. Veronika Meyer*

St. Gallen, Switzerland

   Veronika, a retired professor of chromatography, has been active her entire life, and takes every opportunity she can to go hiking in the mountains – those near her home, and others far afield. Notably, she was the first woman with a mechanical heart valve to reach the summit of Mt. Everest.

TABLE OF CONTENTS

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 29, 2022

The Annual Meeting of the Shareholders of Abbott Laboratories will be held on Friday, April 29, 2022, at 9:00 a.m. Central Time.

The 2022 Annual Meeting of Shareholders will be held virtually to enable broader and more convenient shareholder participation and to support the health and safety of Abbott's shareholders, employees, and communities during the ongoing coronavirus pandemic. There will not be a physical location for the Annual Meeting, and shareholders will not be able to attend the Annual Meeting in person.

Shareholders of record as of the close of business on March 2, 2022 will be able to attend the Annual Meeting at meetnow.global/ABT2022. To be admitted to the Annual Meeting, shareholders will be required to enter a 15-digit control number. Shareholders who wish to attend the meeting on a listen-only phone line should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Please see page 90 for further instructions on how to be admitted to the Annual Meeting.

Shareholders will be asked to vote on the following items of business:

Agenda		Board Voting Recommendation
Item 1	Election of the 12 director nominees named in this proxy statement to hold office until the next Annual Meeting or until the next meeting of shareholders at which directors are elected	**FOR Each Director Nominee**
Item 2	Ratification of the appointment of Ernst & Young LLP as auditors of Abbott for 2022	**FOR**
Item 3	Approval, on an advisory basis, of executive compensation	**FOR**
Items 4-8	Five shareholder proposals, if properly presented at the meeting	**AGAINST**

Shareholders will also transact such other business as may properly come before the meeting, including any adjournment or postponement thereof.

This proxy statement and the accompanying proxy card, and the Notice of Internet Availability of Proxy Materials, are being provided to shareholders on or about March 18, 2022.

Abbott's 2022 Proxy Statement and 2021 Annual Report to Shareholders are available at www.abbott.com/proxy.

YOUR VOTE IS IMPORTANT

Please sign and promptly return your proxy or voting instruction form in the enclosed envelope, or vote your shares by telephone or using the Internet.

If you are a registered shareholder (you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may vote your shares by telephone (1-800-652-VOTE (8683)) or on the Internet at www.investorvote.com/abt.

If you are a beneficial shareholder (you received your proxy materials from a broker, bank, or other agent), please refer to the voting instructions provided to you by your broker, bank, or other agent.

By order of the Board of Directors.

HUBERT L. ALLEN
Secretary

March 18, 2022

PROXY SUMMARY

This summary contains highlights about Abbott and the upcoming 2022 Annual Meeting of Shareholders. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire proxy statement carefully before voting.

ABBOTT'S DIVERSIFIED BUSINESS MODEL DELIVERS LEADING SHAREHOLDER RETURNS

Abbott's sustained strong performance has resulted in total shareholder return (TSR) exceeding the peer median and major market indices on a one-, three-, and five-year basis.

Abbott's three-year TSR of 104% is more than twice that of the peer group median, and Abbott's five-year TSR of 300% is more than four times that of the peer median. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2021, despite the continued global impact and uncertainty of COVID-19, and exceeded the financial targets that were set at the beginning of the year. Abbott's one-year TSR was 31%, more than two and a half times the peer median TSR, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.



1-Year Total Shareholder Return
31%
11%
Abbott
Peer Median

3-Year Total Shareholder Return
104%
44%
Abbott
Peer Median

5-Year Total Shareholder Return
300%
69%
Abbott
Peer Median

In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.

ROBUST INNOVATION PIPELINE

- Steady stream of important product approvals across our businesses that will be significant contributors to growth in the coming years.

INVESTING FOR FUTURE GROWTH

- Increased manufacturing scale and capabilities across several important products.
- Nearly $2 billion invested in internal capital projects in the past year.

SHAREHOLDER RETURNS

- Returned 50% of operating cash flow to shareholders in 2021 and announced the 50th year of consecutive dividend increases, demonstrating Abbott's financial strength and commitment to shareholder returns.

GLOBAL LEADER IN COVID-19 TESTING

- Delivered 1 billion tests in 2021 to help meet global testing needs.
- Abbott's rapid response and significant scale have allowed for broad access to testing and further positioned Abbott as a global leader in diagnostics.

SHAREHOLDER FEEDBACK

In 2021, we met or initiated contact with shareholders representing over 60% of our outstanding shares, including 100% of our top 20 investors, in an open dialogue to discuss our compensation program and various topics, including:

- The pandemic's impact on our business, our COVID-19 testing response, and the strength and resilience of our diversified business model.
- Business and sustainability strategy, including Abbott's new 2030 Sustainability Plan and its focus on creating new life-changing technologies and products, expanding access and affordability of new product innovations and advancing health equity.
- Human capital management and Abbott's commitment to diversity, equity, and inclusion, including Abbott's new Diversity, Equity and Inclusion Report which provides goals, our progress against them, and disclosure of EEO-1 data.
- Board composition and refreshment, including the addition of four new independent directors since 2018, three of whom are women and/or minorities.
- Executive compensation program, including Abbott's continued enhanced compensation disclosure.

Their feedback was overwhelmingly positive, which was reflected in the 92% support for our Say-on-Pay Proposal.

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

The following practices and policies ensure alignment of interests between shareholders and executives, and effective ongoing compensation governance.

Compensation Practice		Abbott Policy	More Information On Page
Compensation is Market-Based	Yes	Benchmark peers with investment profiles, operating characteristics, and employment and business markets similar to Abbott. Annual incentive plan goals are set to exceed market growth in relevant markets/business segments	30-33
Compensation is Performance-Based	Yes	Short-term and long-term incentive awards are 100% performance based. Annual incentive plan goals are set to exceed market growth in relevant markets/business segments	31-33
Double-Trigger Change in Control	Yes	Provide change in control benefits under double-trigger circumstances only	66-67
Recoupment Policy	Yes	Forfeiture for misconduct provision in equity grants and recoup compensation when warranted	51
Robust Share Ownership Guidelines	Yes	Require significant share ownership for officers and directors, and share retention requirements until guidelines are met	27 and 50
Capped Incentive Awards	Yes	Incentive award payments are capped	32 and 53
Independent Compensation Committee Consultant	Yes	Committee consultant performs no other work for Abbott	22
Tax Gross Ups	No	No tax gross ups under our executive officer pay program	49-50
Guaranteed Bonuses	No	No guaranteed bonuses	31
Employment Contracts	No	No employment contracts	65
Excessive Risk Taking	No	No highly leveraged incentive plans that encourage excessive risk taking	52-53
Hedging of Company Shares	No	No hedging of Abbott shares is allowed	51 and 53
Discounted Stock Options	No	No discounted stock options are allowed or granted	52

Details of the compensation decisions made for our named executive officers are outlined on pages 38 to 48.

DIRECTOR NOMINEES

The Board of Directors recommends a vote *FOR* the election of each of the following nominees for director. All nominees are currently serving as directors. Additional information about each director nominee's background and experience can be found beginning on page 10.

Name	Principal Occupation	Age	Director Since	Committee Memberships
ROBERT J. ALPERN, M.D. Independent	Professor and Former Dean, Yale School of Medicine	71	2008	• Nominations and Governance • Public Policy
SALLY E. BLOUNT, PH.D. Independent	President and CEO, Catholic Charities of the Archdiocese of Chicago, and Professor and Former Dean, J.L. Kellogg Graduate School of Management	60	2011	• Nominations and Governance • Public Policy
ROBERT B. FORD	Chairman of the Board and Chief Executive Officer, Abbott Laboratories	48	2019	• Executive (Chair)
PAOLA GONZALEZ Independent	Vice President and Treasurer, The Clorox Company	50	2021	• Audit
MICHELLE A. KUMBIER Independent	President, Turf & Consumer Products, Briggs & Stratton, LLC	54	2018	• Audit • Compensation
DARREN W. McDEW Independent	Retired General, U.S. Air Force, and Former Commander of U.S. Transportation Command	61	2019	• Nominations and Governance • Public Policy
NANCY McKINSTRY Independent	CEO and Chairman of the Executive Board, Wolters Kluwer N.V.	63	2011	• Audit (Chair) • Compensation • Executive
WILLIAM A. OSBORN Lead Independent Director	Retired Chairman and CEO, Northern Trust Corporation	74	2008	• Compensation • Nominations and Governance (Chair) • Executive
MICHAEL F. ROMAN Independent	Chairman, President, and CEO, 3M Company	62	2021	• Audit • Compensation
DANIEL J. STARKS Independent	Retired Chairman, President and CEO, St. Jude Medical, Inc.	67	2017	• Public Policy
JOHN G. STRATTON Independent	Executive Chairman, Frontier Communications Parent, Inc.	61	2017	• Audit • Public Policy
GLENN F. TILTON Independent	Retired Chairman, President and CEO, UAL Corporation	73	2007	• Audit • Public Policy (Chair) • Executive

CORPORATE GOVERNANCE

Abbott is committed to strong corporate governance that is aligned with shareholder interests. Our Board spends significant time with Abbott's senior management to understand the dynamics, issues, and opportunities for Abbott, and also regularly monitors leading practices in governance and adopts measures that it determines are in the best interest of Abbott and its shareholders.

LEAD INDEPENDENT DIRECTOR WITH DISTINCT RESPONSIBILITIES

- ✓ Elected annually by independent directors
- ✓ Regularly presides over executive sessions of independent directors at Board meetings and provides feedback to management
- ✓ Reviews matters, such as agenda items and schedule sufficiency
- ✓ Leads annual performance review process
- ✓ Oversees process for identifying and evaluating director candidates

- ✓ Authority to call meetings of independent directors
- ✓ Communicate regularly with the Chairman regarding appropriate agenda topics and other Board-related matters
- ✓ Confers with the Nominations and Governance Committee and the CEO regarding management succession planning
- ✓ Liaises between Chairman and independent directors
- ✓ Engages directly with major shareholders as appropriate

ROBUST BOARD EVALUATION AND REFRESHMENT PROCESS



Evaluation	Assessment	Refreshment
Board and each of its Committees conduct annual self-evaluations to assess performance	Board's assessment helps inform its practices and identify how it can improve through a combination of new perspectives and internal improvements	To supplement the Board's skills and provide fresh perspective, *four new independent directors since 2018, three of whom are women and/or minorities*

OTHER BOARD GOVERNANCE HIGHLIGHTS

- Fully independent Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee
- Committee chairs recommended to the Board by the Nominations and Governance Committee and approved by the full Board
- All directors elected annually by majority vote
- Executive sessions of the independent directors, led by the Lead Independent Director, at each regularly scheduled Board meeting
- Annual anonymous evaluations of the Board, Committees, and each director
- Strong risk oversight, with areas of focus including business strategy, human capital, cybersecurity and data protection, and Abbott's sustainability, environmental, and social responsibility practices

HIGHLY QUALIFIED BOARD, WITH BROAD DIVERSITY ACROSS BACKGROUNDS, SKILLS AND EXPERIENCES

THE 12 DIRECTOR NOMINEES COMPRISE A WELL-BALANCED, DIVERSE BOARD.

RELEVANT EXPERTISE TO PROVIDE OVERSIGHT AND GUIDANCE FOR ABBOTT'S DIVERSIFIED OPERATING MODEL

Healthcare and Medical Device Industry

Finance

Risk Management, including Data/Cybersecurity

Global Strategy and Operations

Regulatory/Compliance

Consumer Products

Senior Leadership with Multinational Corporations and Diverse Business Models

Global Supply Chain Operations

Government and Military Leadership

TENURE

0-5 yrs	7
6-10 yrs	2
11+ yrs	3

BOARD DIVERSITY

Women	33%
Racial/Ethnic Diversity	17%
Overall	42%

OUR COMMITMENT TO SUSTAINABILITY

At Abbott, sustainability means managing our company to deliver long-term positive impact for the people we serve—shaping the future of healthcare and helping the greatest number of people live better and healthier lives.

Our sustainability efforts are focused on the most relevant industry and company-specific risks and opportunities. In December 2020, we launched our new 2030 Sustainability Plan focused on Abbott's greatest opportunities to make an impact.

These areas have been identified through an in-depth materiality analysis, directed by executive management, and in partnership with numerous diverse external stakeholders, including suppliers, customers, and investors. We aim to deliver sustainable, responsible growth that improves lives and creates value in communities around the world.

2030 SUSTAINABILITY PLAN GOALS

Our work touched 2 billion lives this past year, and by 2030, we intend to reach more than 3 billion lives per year, improving the lives of 1 in every 3 people on the planet by 2030.

INNOVATE FOR ACCESS AND AFFORDABILITY

 **Make access and affordability core to new product innovation**

Integrate access, affordability and data insights as design principles into our work and portfolio.

 **Transform care for chronic disease, malnutrition and infectious diseases**

Innovate to transform the standard of care for diabetes and deliver break-through technologies to improve clinical outcomes for people with cardiovascular disease.

Deliver scalable, integrated solutions to reduce preventable deaths and infectious diseases with diagnostics, treatment and education programs.

 **Advance health equity through partnership**

Expand affordable access to healthcare for underserved, diverse and at-risk communities by delivering innovative, decentralized models of care.

Partner with stakeholders to improve health outcomes by advancing standards and building access to affordable, integrated solutions.

BUILD A FOUNDATION FOR THE FUTURE

 **CLIMATE**
Protect a healthy environment

Protect our climate and water, including reducing absolute Scope 1 and 2 carbon emissions by 30% from 2018 baseline

Reduce product packaging and waste, including addressing 50 million pounds of packaging and using circular economy approach to achieve at least 90% waste diversion rate

 **SUPPLY CHAIN**
Ensure a resilient, diverse and responsible supply chain

Certify that 80% of newly contracted direct material spends incorporate social responsibility requirements

Ensure ethical sourcing from suppliers with high-risk sustainability factors through 100% auditing

Increase spend with diverse and small businesses 50%

 **OUR PEOPLE**
Build the diverse, innovative workforce of tomorrow

Create opportunities in Abbott's STEM programs and internships for more than 100,000 young people

Achieve gender balance across our global management team and ensure one-third of our U.S. leadership roles are held by people from underrepresented groups

 **DATA AND DATA PRIVACY**
Responsibly connect data, technology, and care

Be a trusted healthcare leader in secure and responsible data collection, use, management and privacy, in order to protect our patients and customers, empower them to make better, more complete decisions about their health, and drive innovation through insights and analytics

The Board of Directors and its committees have oversight over Abbott's environmental, social and governance practices. The Board has regular discussions with management on all the above sustainability matters, as well as workplace, management, and Board diversity, emerging governance practices and trends, global compliance matters, and sustainability reporting.

Executive compensation is linked to Sustainability commitments, as discussed in more detail on pages 36 and 37.

To learn more about Abbott's Sustainability efforts, please visit *www.abbott.com/responsibility/sustainability.html.*

Abbott

VOTING MATTERS AND BOARD RECOMMENDATIONS

ITEM 1

Election of 12 Director Nominees Named in this Proxy Statement: The Board recommends a vote ***FOR*** each nominee

- Highly qualified Board, with diversity in backgrounds, skills and experiences.
- Relevant expertise to provide oversight and guidance for Abbott's diversified operating model. See pages 10 to 15 for more information.

ITEM 2

Ratification of Ernst & Young LLP as Auditors: The Board recommends a vote ***FOR***

- Independent firm with significant industry and financial reporting expertise.
- See pages 69 to 70 for more information.

ITEM 3

Say on Pay: Advisory Vote on the Approval of Executive Compensation: The Board recommends a vote ***FOR***

- Market-based structure producing differentiated awards based on both company and individual performance, managed with independent oversight by the Compensation Committee.
- Aligned to drive Abbott's strategic priorities, reflects consistent above-market TSR and upper quartile relative 3-year TSR performance vs. peers, as well as upper quartile 1-year and 5-year TSR. See pages 71 and 72 for more information.

SHAREHOLDER PROPOSALS 4-8

The Board recommends a vote ***AGAINST***

- Proposal 4: Special Shareholder Meeting Threshold
- Proposal 5: Independent Board Chairman
- Proposal 6: 10b5-1 Plans
- Proposal 7: Lobbying Disclosure
- Proposal 8: Antimicrobial Resistance Report
- See pages 73 to 85 for more information.

NOMINEES FOR ELECTION AS DIRECTORS



ROBERT J. ALPERN, M.D.
Director Since 2008   Age 71
Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine

PROFESSIONAL BACKGROUND
- Ensign Professor of Medicine and Professor of Internal Medicine at Yale School of Medicine since June 2004.
- Dean of Yale School of Medicine from June 2004 to January 2020.
- Dean of The University of Texas Southwestern Medical Center from July 1998 to May 2004.
- Served on the Board of Directors of Yale New Haven Hospital from October 2005 to January 2020.

OTHER PUBLIC COMPANY BOARDS
AbbVie Inc., Tricida, Inc.

KEY QUALIFICATIONS AND EXPERTISE
As a result of his long-tenured leadership positions at the Yale School of Medicine and The University of Texas Southwestern Medical Center, and as a former Director on the Board of Yale New Haven Hospital, Dr. Alpern contributes valuable insights to the Board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of Abbott's key research and development initiatives.



SALLY E. BLOUNT, PH.D.
Director Since 2011   Age 60
President and Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago, and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

PROFESSIONAL BACKGROUND
- President and Chief Executive Officer and Board Member of Catholic Charities of the Archdiocese of Chicago since August 2020.
- Michael L. Nemmers Professor of Strategy and Dean of the J.L. Kellogg Graduate School of Management at Northwestern University from 2010 to 2018.
- Dean of the New York University Undergraduate College and Vice Dean of its Leonard N. Stern School of Business from 2004 to 2010.
- Professor at the New York University Leonard School of Business from 2001 to 2010, and became the Abraham L. Gitlow Professor of Management in 2004.
- Held academic posts at the University of Chicago's Graduate School of Business from 1992 to 2001.
- Serves on the Board of Directors of the Joyce Foundation.

OTHER PUBLIC COMPANY BOARDS
Ulta Beauty, Inc.

KEY QUALIFICATIONS AND EXPERTISE
Having served as Dean of the J.L. Kellogg Graduate School of Management at Northwestern University and as Vice Dean and Dean of the Undergraduate College of New York University's Leonard N. Stern School of Business, Ms. Blount provides Abbott's Board with expertise on business organization, governance and business management matters.



ROBERT B. FORD
Director Since 2019   Age 48
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

PROFESSIONAL BACKGROUND
- Chairman of the Board and Chief Executive Officer of Abbott since December 2021.
- President and Chief Executive Officer of Abbott from March 2020 to December 2021.
- President and Chief Operating Officer of Abbott from 2018 to 2020.
- Executive Vice President, Medical Devices of Abbott from 2015 to 2018.
- Senior Vice President, Diabetes Care of Abbott from 2014 to 2015.
- Held various leadership roles across Abbott's Diagnostics, Nutrition, and Diabetes Care businesses in the U.S. and Latin America since joining Abbott in 1996.

KEY QUALIFICATIONS AND EXPERTISE
As Abbott's Chairman of the Board and Chief Executive Officer, and having previously held various leadership positions at Abbott, including Chief Operating Officer, where he was responsible for all of Abbott's operating businesses, Mr. Ford contributes an extensive knowledge of the Company's global operations, a wide breadth of experience in strategy and execution, and valuable insights into global healthcare markets.



PAOLA GONZALEZ
Director Since 2021   Age 50
Vice President and Treasurer, The Clorox Company

PROFESSIONAL BACKGROUND
- Vice President and Treasurer of The Clorox Company, a manufacturer and marketer of consumer and professional products, since January 2018.
- Vice President of Finance, Household and Lifestyle Segments of Clorox from 2010 to 2017.
- Vice President of Finance, Global Strategic Initiatives of Clorox from 2008 to 2010.
- Held various leadership roles in finance across Clorox since joining Clorox in 1997.
- Prior to Clorox, worked in finance for American Airlines in Latin America.

KEY QUALIFICATIONS AND EXPERTISE
As Vice President and Treasurer of The Clorox Company, Ms. Gonzalez is responsible for treasury, investor relations and real estate matters, and through her prior financial roles in several of its businesses, has considerable experience providing financial leadership to a multinational public company with multiple businesses, contributing significant financial expertise and knowledge of financial statements, corporate finance and accounting matters.



MICHELLE A. KUMBIER

Director Since 2018   Age 54
President, Turf & Consumer Products, Briggs & Stratton, LLC

PROFESSIONAL BACKGROUND

- Senior Vice President and President, Turf & Consumer Products of Briggs & Stratton, LLC, a manufacturer and marketer of engines and outdoor power equipment, since March 2022.
- Senior Vice President and Chief Operating Officer of Harley-Davidson Motor Company, a motorcycle and related products manufacturer, from 2017 to 2020.
- Senior Vice President of Motor Company Product and Operations of Harley-Davidson from 2015 to 2017.
- Held various other executive roles across Harley-Davidson, from 1997 to 2015.
- Held various positions at Kohler Company, maker of premium plumbing products, from 1986 to 1997.

OTHER PUBLIC COMPANY BOARDS

Teledyne Technologies Incorporated, Tenneco Inc. In connection with Tenneco's publicly announced agreement to be acquired by Apollo Funds, Ms. Kumbier would cease to be a Tenneco Director upon the acquisition closing.

KEY QUALIFICATIONS AND EXPERTISE

Having served in several executive roles at Harley-Davidson, Ms. Kumbier contributes extensive experience in the management of a multinational public company, including significant manufacturing, product development, business development and strategic planning experience.



DARREN W. MCDEW

Director Since 2019   Age 61
Retired General, United States Air Force, and Former Commander of U.S. Transportation Command

PROFESSIONAL BACKGROUND

- Four-star general who served for 36 years in the United States military before retiring in October 2018.
- Commander, U.S. Transportation Command, the single manager for global air, land and sea transportation for the U.S. Department of Defense from 2015 to 2018.
- Held various leadership roles across the U.S. Military, including Vice Director for Strategic Plans and Policy for the Joint Chiefs of Staff, Military Aide to the President, Director of Air Force Public Affairs, and Chief of Air Force Senate Liaison Division.
- Serves on the Board of Directors of Rolls-Royce, North America, Inc., United Services Automobile Association, and Boys & Girls Club of America.

OTHER PUBLIC COMPANY BOARDS

Parsons Corporation

KEY QUALIFICATIONS AND EXPERTISE

Through his extensive leadership in the U.S. Air Force, General McDew contributes significant experience managing large, complex global operations, including strategic planning, security and risk management, cybersecurity, and supply chain and infrastructure management.



NANCY MCKINSTRY
Director Since 2011   Age 63
Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.

PROFESSIONAL BACKGROUND
- Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V., a global information, software, and services provider, since September 2003, and a member of its Executive Board since June 2001.
- Member of the European Round Table of Industrialists.
- Serves on the Board of Directors of Russell Reynolds Associates and the Board of Overseers of Columbia Business School.
- Served on the Board of Directors of Telefonaktiebolaget LM Ericsson from 2004 to 2012.

OTHER PUBLIC COMPANY BOARDS
Accenture plc

KEY QUALIFICATIONS AND EXPERTISE
As the Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V., Ms. McKinstry contributes global perspectives and management experience, including an understanding of key issues facing a multinational business such as Abbott's.



WILLIAM A. OSBORN
Lead Independent Director
Director Since 2008   Age 74
Retired Chairman and Chief Executive Officer, Northern Trust Corporation

PROFESSIONAL BACKGROUND
- Chairman of Northern Trust Corporation, a multibank holding company, from 1995 to 2009 and Chief Executive Officer from 1995 to 2008.
- President of Northern Trust Corporation and The Northern Trust Company, a banking services company, from 2003 to 2006.
- Served on the Board of Directors of Nicor, Inc. from 1999 to 2006.
- Served on the Board of Directors of Tribune Company from 2001 to 2012.
- Served on the Board of Directors of Caterpillar Inc. from 2000 to 2021.
- Served on the Board of Directors of General Dynamics Corporation from 2009 to 2021.

KEY QUALIFICATIONS AND EXPERTISE
Having served as the Chairman and Chief Executive Officer of Northern Trust Corporation, Mr. Osborn acquired broad experience in successfully overseeing complex global businesses operating in highly regulated industries, including oversight of financial, operational, and governance matters facing large public companies.



MICHAEL F. ROMAN
Director Since 2021   Age 62
Chairman of the Board, President and Chief Executive Officer, 3M Company

PROFESSIONAL BACKGROUND
- Chairman of the Board, President and Chief Executive Officer of 3M Company, a global manufacturing and technology company, since May 2019.
- Chief Executive Officer of 3M from July 2018 to May 2019.
- Chief Operating Officer and Executive Vice President of 3M from July 2017 to June 2018 with direct responsibilities for 3M's five business groups and its international operations.
- Executive Vice President, Industrial Business Group of 3M from June 2014 to July 2017.
- Senior Vice President, Business Development of 3M from May 2013 to June 2014.
- Vice President and General Manager of Industrial Adhesives and Tapes Division of 3M from September 2011 to May 2013.

OTHER PUBLIC COMPANY BOARDS
3M Company

KEY QUALIFICATIONS AND EXPERTISE
As Chairman of the Board, President and Chief Executive Officer of 3M Company, Mr. Roman has extensive experience leading a multinational public company with multiple businesses, contributing significant manufacturing, supply chain, technology, and finance experience, as well as valuable insights into corporate strategy and risk management.



DANIEL J. STARKS
Director Since 2017   Age 67
Retired Chairman, President and Chief Executive Officer, St. Jude Medical, Inc.

PROFESSIONAL BACKGROUND
- Executive Chairman of the Board of St. Jude Medical, Inc., a medical device manufacturer, from January 2016 to January 2017, when Abbott completed its acquisition of St. Jude Medical.
- Chairman, President and Chief Executive Officer of St. Jude Medical from 2004 until his retirement in January 2016.
- President and Chief Operating Officer of St. Jude Medical from 2001 to 2004.
- President and CEO, Cardiac Rhythm Management Business of St. Jude Medical from 1997 to 2001.

KEY QUALIFICATIONS AND EXPERTISE
Having served as St. Jude Medical's Executive Chairman and its Chairman, President and Chief Executive Officer, and having joined St. Jude Medical in 1996, Mr. Starks contributes not only comprehensive and critical knowledge of St. Jude Medical's operations, but also extensive business and management experience operating a global public company in a highly regulated industry.



JOHN G. STRATTON
Director Since 2017　Age 61
Executive Chairman, Frontier Communications Parent, Inc.

PROFESSIONAL BACKGROUND
- Executive Chairman of Frontier Communications Parent, Inc., a telecommunications company, since April 2021.
- Executive Vice President and President of Global Operations of Verizon Communications Inc. from 2015 to 2018.
- Executive Vice President and President of Global Enterprise and Consumer Wireline of Verizon from 2014 to 2015.
- President of Verizon Enterprise Solutions from 2012 to 2014.
- Chief Operating Officer and Executive Vice President of Verizon Wireless from 2010 to 2012.
- Member of The President's National Security Telecommunications Advisory Committee from 2012 to 2018.
- Director of the Cellular Telecommunications Industry Association from 2015 to 2018.

OTHER PUBLIC COMPANY BOARDS
Frontier Communications Parent, Inc., General Dynamics Corporation

KEY QUALIFICATIONS AND EXPERTISE
Through his executive leadership experience, Mr. Stratton contributes extensive business and management expertise operating a global public company such as Abbott, including valuable insights on corporate strategy and risk management. His service on the National Security Telecommunications Advisory Committee enables him to provide government perspective and experience in a highly regulated industry.



GLENN F. TILTON
Director Since 2007　Age 73
Retired Chairman, President and Chief Executive Officer, UAL Corporation

PROFESSIONAL BACKGROUND
- Chairman, President and Chief Executive Officer of UAL Corporation, an airline holding company, and Chairman and Chief Executive Officer of United Air Lines, Inc., an air transportation company and wholly owned subsidiary of UAL Corporation, from September 2002 to October 2010.
- Served on the Board of Directors of United Continental Holdings, Inc. from 2001 to 2013 and served as its Non-Executive Chairman of the Board from October 2010 to December 2012.
- Served on the Board of Directors of Lincoln National Corporation from 2002 to 2007, TXU Corporation from 2005 to 2007, and Corning Incorporated from 2010 to 2012.
- Chairman of the Midwest for JPMorgan Chase & Co. and a member of its companywide Executive Committee from June 2011 to June 2014.

OTHER PUBLIC COMPANY BOARDS
AbbVie Inc., Phillips 66

KEY QUALIFICATIONS AND EXPERTISE
Having previously served as Chief Executive Officer of UAL Corporation and United Air Lines, Non-Executive Chairman of the Board of United Continental Holdings, Inc., Chairman of the Midwest for JPMorgan Chase & Co., Chairman, President, and Vice Chairman of Chevron Texaco, and as Interim Chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

THE BOARD OF DIRECTORS

The Board of Directors held 8 meetings in 2021. The average attendance of all directors at Board and committee meetings in 2021 was 95% and each director attended at least 75% of the total number of Board meetings and meetings of the committees on which he or she served. Abbott encourages its Board members to attend the annual shareholders meeting. Last year, all of Abbott's directors attended the annual shareholders meeting.

The Board has determined that each of following director nominees is independent in accordance with the New York Stock Exchange listing standards: Robert J. Alpern, M.D., Sally E. Blount, Ph.D., Paola Gonzalez, Michelle A. Kumbier, Darren W. McDew, Nancy McKinstry, William A. Osborn, Michael F. Roman, Daniel J. Starks, John G. Stratton, and Glenn F. Tilton, as well as Roxanne S. Austin, who will continue to serve as a director until the 2022 Annual Meeting, and Edward M. Liddy and Phoebe N. Novakovic, who served as directors during a portion of 2021.

To determine independence, the Board applied the categorical standards attached as Exhibit A to this proxy statement. The Board also considered whether a director has any other material relationships with Abbott or its subsidiaries and concluded that none of these directors had a relationship that impaired his or her independence. This included consideration of the fact that some of the directors or their family members are officers or serve on boards of companies or entities to which Abbott sold products or made contributions or from which Abbott purchased products and services during the year. In making its determination, the Board relied on both information provided by the directors and information developed internally by Abbott.

LEADERSHIP STRUCTURE

Abbott's current Board leadership is comprised of the Chairman of the Board and Chief Executive Officer, a Lead Independent Director, and independent Committee chairs.

Robert B. Ford currently serves as Chairman of the Board and Chief Executive Officer. The Board believes this is in the best interests of Abbott and its shareholders, as it provides cohesive leadership and direction for the Board and executive management, as well as clear accountability and unified leadership in the execution of strategic initiatives and business plans. Mr. Ford also has extensive industry expertise and familiarity with Abbott's global businesses, such that his strategic and operational insights provide the Board with a comprehensive vision, from long-term strategic direction to day-to-day execution.

Abbott's Board leadership is further strengthened by:

- A strong Lead Independent Director with significant roles and responsibilities who is selected by and from the independent members of the Board. Currently, the Chair of the Nominations and Governance Committee, Mr. Osborn, is the Lead Independent Director.
- Fully independent Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee, as required by Abbott's Governance Guidelines.
- Committee chairs who are recommended to the Board by the Nominations and Governance Committee and approved by the full Board.
- Executive sessions of the independent directors, led by the Lead Independent Director, that generally take place at each regularly scheduled Board meeting.
- Annual anonymous evaluations of each director, including the Chairman of the Board and Chief Executive Officer, led by the Lead Independent Director and conducted by all directors.

Key functions and responsibilities of the Lead Independent Director include:

- Preside at regularly conducted executive sessions of the independent directors and provide feedback to the Chairman and CEO and other senior management, as appropriate,
- Preside at all meetings of the Board at which the Chairman is not present,
- Facilitate communication with the Board and serve as liaison between the Chairman and the independent directors,
- Communicate regularly with the Chairman regarding appropriate agenda topics and other Board related matters,
- Review and approve matters, such as agenda items, meeting schedules to assure sufficient time for discussion of all agenda items, and, where appropriate, information provided to the Board,
- Confer with the Nominations and Governance Committee and the CEO regarding management succession planning,
- Lead the annual performance reviews of individual directors, the full Board, and each of its Committees,
- Oversee the process for identifying and evaluating director candidates,
- Work with management on corporate governance issues and developments,
- Has the authority to call meetings of the independent directors, and
- Engage directly with major shareholders as appropriate.

The Board reviews its leadership structure at least annually and has determined that this structure is in the best interests of Abbott and its shareholders at this time. This structure balances strong, independent oversight with extensive business knowledge and experience. The Board also retains the flexibility necessary to adopt the leadership structure in the best interests of Abbott and its shareholders based on the specific circumstances and needs of the business over time.

BOARD DIVERSITY AND COMPOSITION

In the process of identifying nominees to serve as members of the Board of Directors, the Nominations and Governance Committee considers the Board's diversity of relevant experience, areas of expertise, ethnicity, gender, and geography and assesses the effectiveness of the process in achieving that diversity.

The process used to identify and select nominees has resulted in a balanced, diverse, and well-rounded Board of Directors that possesses the skills, experiences, and perspectives necessary for its oversight role. All of Abbott's directors exhibit:

- ✔ Global business perspective
- ✔ Successful track record
- ✔ Innovative thinking
- ✔ Knowledge of corporate governance requirements and practices
- ✔ High integrity
- ✔ Commitment to good corporate citizenship

THE 12 DIRECTOR NOMINEES COMPRISE A WELL-BALANCED, DIVERSE BOARD.

RELEVANT EXPERTISE TO PROVIDE OVERSIGHT AND GUIDANCE FOR ABBOTT'S DIVERSIFIED OPERATING MODEL

Healthcare and Medical Device Industry

Finance

Risk Management, including Data/Cybersecurity

Global Strategy and Operations

Regulatory/Compliance

Consumer Products

Senior Leadership with Multinational Corporations and Diverse Business Models

Global Supply Chain Operations

Government and Military Leadership

TENURE



BOARD DIVERSITY



Abbott

DIRECTOR SELECTION

The Nominations and Governance Committee assists the Board of Directors in identifying individuals qualified to become Board members and recommends to the Board the nominees for election as directors at the next annual meeting of shareholders. The process used by the Nominations and Governance Committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members.

Abbott's outline of directorship qualifications, which is part of Abbott's corporate governance guidelines, is available in the corporate governance section of Abbott's investor relations website (www.abbottinvestor.com). These qualifications describe specific characteristics that the Nominations and Governance Committee and the Board take into consideration when selecting nominees for the Board, such as:

- strong management experience and senior level experience in medicine,
- hospital administration,
- medical and scientific research and development,
- finance,
- international business,
- technology,
- government, and
- academic administration.

An individual nominee is not required to satisfy all the characteristics listed in the outline of directorship qualifications and there is no requirement that all such characteristics be represented on the Board.

In addition, Board members should have backgrounds that, when combined, provide a portfolio of experience and knowledge that will serve Abbott's governance and strategic needs. Board candidates will be considered on the basis of a range of criteria, including broad based business knowledge and relationships, prominence, and excellent reputations in their primary fields of endeavor, as well as a global business perspective and commitment to good corporate citizenship. Directors should have demonstrated experience and ability that is relevant to the Board of Directors' oversight role with respect to Abbott's business and affairs. Each director's biography includes the particular experience and qualifications that led the Board to conclude that the director should serve on the Board. The directors' biographies are on pages 10 through 15.

A description of the procedure for the recommendation and nomination of directors, including by proxy access, is on page 88.

Abbott is committed to strong governance that is aligned with shareholder interests. Our Board spends significant time with Abbott's senior management to understand global dynamics, challenges, and opportunities for Abbott. During these interactions, directors provide insights and ask probing questions which guide management decision making. This collaborative approach to risk oversight and emphasis on long-term sustainability begins with our leaders and is engrained in Abbott's culture.

OVERSIGHT OF RISK

The Board has risk oversight responsibility for Abbott, which it administers directly and with assistance from its Committees. Throughout the year, the Board and its Committees engage with management to discuss a wide range of enterprise risks, such as risks related to Abbott's businesses, enterprise and product cybersecurity, litigation, and human capital management, and they confirm the alignment of risk assessment and mitigation with business strategy. The Audit Committee conducts an annual review of the enterprise risk management process, including the program structure, risk assessment, and risk mitigation. The Board and its Committees also consult with advisors, including legal counsel, internal and external auditors, and consultants. Such engagement and consultations are done by the full Board, independent directors in executive sessions, or fully independent Committees, as appropriate.

Specific risk areas of focus for the Board, its Committees, and management include:

BOARD OF DIRECTORS

- Business strategy and operations
- Management development and succession planning
- Human capital and diversity, equity and inclusion
- Litigation



AUDIT COMMITTEE

- Accounting, internal controls, and financial reporting
- Enterprise cybersecurity
- Information security and data protection
- Major financial and business risk exposures

COMPENSATION COMMITTEE

- Executive officer compensation, including incentive compensation plans
- Equity-based plans
- Director compensation

NOMINATIONS AND GOVERNANCE COMMITTEE

- Board composition, refreshment, and succession planning
- Board governance structure
- Governance guidelines and practices

PUBLIC POLICY COMMITTEE

- Sustainability, environment, and social responsibility
- Global ethics and compliance programs
- Product quality and cybersecurity, and data privacy



MANAGEMENT

- Design and execution of Abbott's enterprise risk management process
- Identification, evaluation, and prioritization of risks
- Development and implementation of mitigating actions
- Regular communication with the Board and its Committees on how risks are being managed

OVERSIGHT OF STRATEGY

One of the Board's key responsibilities is overseeing and monitoring business strategy. The Board conducts an annual in-depth review of the long-term strategy and areas of focus for Abbott and its businesses. The Board also regularly engages with management throughout the year to review and discuss the strategic planning for Abbott's businesses, including operating and financial plans, strategic business priorities and initiatives, and key risks and opportunities. These reviews include discussions of matters such as global talent management and succession planning, diversity, equity and inclusion, global market dynamics and changes in regulatory and competitive landscapes, supply chain initiatives and sustainability programs, and significant corporate actions such as acquisitions and capital expenditures.

The Board monitors management's strategy execution, receiving regular updates to confirm that activities align with such strategies and that progress is made toward strategic objectives. Most years, the Board also visits Abbott facilities and locations around the world to observe business dynamics and strategy execution by the businesses.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has five committees established in Abbott's By-Laws: Audit Committee, Compensation Committee, Nominations and Governance Committee, Public Policy Committee, and Executive Committee.

All members of the Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are independent. These Committees are governed by written charters setting forth their respective responsibilities, and each Committee reviews its charter at least annually, with any changes being recommended to the full Board for approval. Copies of the Committee charters are all available in the governance section of Abbott's investor relations website (www.abbottinvestor.com).

Current Members	COMMITTEE MEMBERSHIPS				
	Audit Committee*	Compensation Committee†	Nominations and Governance Committee	Public Policy Committee	Executive Committee
Robert J. Alpern, M.D.			●	●	
Roxanne S. Austin		○	●		●
Sally E. Blount, Ph.D.			●	●	
Robert B. Ford					○
Paola Gonzalez	●				
Michelle A. Kumbier	●	●			
Darren W. McDew			●	●	
Nancy McKinstry	○	●			●
William A. Osborn		●	○		●
Michael F. Roman	●	●			
Daniel J. Starks				●	
John G. Stratton	●			●	
Glenn F. Tilton	●			○	●
Total Meetings Held in 2021	7	4	5	4	0

○ Chair   ● Member

* Each of the committee members is financially literate, as is required of audit committee members by the New York Stock Exchange. The Board of Directors has determined that Nancy McKinstry is an "audit committee financial expert."

† Ms. Austin is not standing for re-election at the Annual Meeting. The Board of Directors will appoint a new Compensation Committee chair upon conclusion of her tenure at the Annual Meeting.

AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

- Abbott's accounting and financial reporting practices and the audit process,
- The quality and integrity of Abbott's financial statements,
- The independent auditors' qualifications, independence, and performance,
- The performance of Abbott's internal audit function and internal auditors,
- Legal and regulatory compliance relating to financial matters, including accounting, auditing, financial reporting, and securities law issues, and
- Enterprise risk management, including major financial and cybersecurity risk exposures.

In performing these functions, the Audit Committee meets regularly with the independent auditor, Abbott's management, and Abbott's internal auditors to review the adequacy, effectiveness and quality of Abbott's accounting and financial reporting principles, policies, procedures and controls, as well as Abbott's enterprise risk management, including Abbott's risk assessment and risk management policies. The Audit Committee also receives regular reports from management on Abbott's information security and enterprise cybersecurity risk programs.

A copy of the report of the Audit Committee is on page 70.

COMPENSATION COMMITTEE

The Compensation Committee assists the Board of Directors in carrying out the Board's responsibilities relating to the compensation of Abbott's executive officers and directors. Its primary responsibilities include:

- Review, approve, and administer the incentive compensation plans in which any executive officer participates and all of Abbott's equity-based plans. The Compensation Committee may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulation or with the listing rules of the New York Stock Exchange.
- Review director compensation annually and recommend to the full Board both the amount and the allocation between equity-based awards and cash. In recommending director compensation, the Compensation Committee takes comparable director fees into account and reviews any arrangement that could be viewed as indirect director compensation.
- Engage compensation consultants to provide counsel and advice on executive and non-employee director compensation matters. The consultant and its principal report directly to the Chair of the Committee. The principal meets regularly and as needed with the Committee in executive sessions, has direct access to the Chair during and between meetings, and performs no other services for Abbott or its senior executives.

  The Committee determines what variables it will instruct the consultant to consider, including peer groups against which performance and pay should be examined, financial metrics to be used to assess Abbott's relative performance, competitive incentive practices in the marketplace, and compensation levels relative to market practice. The Committee negotiates and approves any fees paid to the consultant for these services.

The Compensation Committee engaged Meridian Compensation Partners, LLC as its compensation consultant for 2021. Meridian performs no other work for Abbott. Based on its evaluation of Meridian's independence in accordance with the New York Stock Exchange listing standards and information provided by Meridian, the Committee determined that the work performed by Meridian does not present any conflicts of interest.

A copy of the report of the Compensation Committee is on page 51.

NOMINATIONS AND GOVERNANCE COMMITTEE

The Nominations and Governance Committee assists the Board in fulfilling its oversight responsibility with respect to governance matters. Its primary responsibilities include:

- Assist the Board in identifying individuals qualified to become Board members, and recommend to the Board the nominees for election as directors at the next annual meeting of shareholders,
- Recommend to the Board the people to be elected as executive officers of Abbott,
- Develop and recommend to the Board the corporate governance guidelines applicable to Abbott, and
- Serve in an advisory capacity to the Board and the Chairman of the Board on matters of organization, management succession plans, major changes in the organizational structure of Abbott, and the conduct of Board activities.

The process used by this Committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members. The process used by the Committee to identify nominees is described on page 19 in the section captioned, "Director Selection."

PUBLIC POLICY COMMITTEE

The Public Policy Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

- Legal, regulatory, and healthcare compliance matters, including evaluating Abbott's compliance policies and practices and reviewing Abbott's compliance program,
- Product quality and cybersecurity matters,
- Governmental affairs and political participation, including advocacy priorities, political contributions, lobbying activities, and trade association memberships,
- Sustainability and social responsibility policies and practices, and
- Social, political, economic, and environmental trends and public policy issues that affect or could affect Abbott's business activities, performance, and public image.

EXECUTIVE COMMITTEE

The Executive Committee may exercise all the authority of the Board in the management of Abbott, except for matters expressly reserved by law for Board action.

SHAREHOLDER ENGAGEMENT

Active shareholder engagement throughout the year is essential to maintaining good corporate governance. We routinely seek investor input on a variety of topics, including corporate governance, executive compensation, sustainability and other strategic matters. During 2021, we met or initiated contact with shareholders representing over 60% of our outstanding shares, including 100% of our top 20 investors, in an open dialogue to discuss our compensation program and other topics. Investor sentiment and specific feedback was shared with executive management and the Board of Directors, as appropriate.

Topics discussed with our investors included:

- The pandemic's impact on our business, our COVID-19 testing response, and the strength and resilience of our diversified business model.
- Business and sustainability strategy, including Abbott's new 2030 Sustainability Plan and its focus on creating new life-changing technologies and products, expanding access and affordability of new product innovations and advancing health equity.
- Human capital management and Abbott's commitment to diversity, equity, and inclusion, including Abbott's new Diversity, Equity and Inclusion Report which provides goals, our progress against them, and disclosure of EEO-1 data.
- Board composition and refreshment, including the addition of four new independent directors since 2018, three of whom are women and/or minorities.
- Executive compensation program, including Abbott's continued enhanced compensation disclosure.

BOARD EVALUATION PROCESS

Each year, Abbott's directors evaluate the effectiveness of the Board and its Committees in performing its governance and risk oversight responsibilities. Directors assess the performance of their peers, as well as the full Board of Directors and each of the Committees on which they serve, as follows:

PEER, BOARD, AND COMMITTEE EVALUATIONS

Written evaluations solicit feedback on the performance of:

Each individual director, including:

- Independent thinking and action
- Contributions to discussions and decisions
- Ethical standards and values
- Professional competence in matters of oversight and governance

The full Board and Board Committees, including:

- Structure and composition
- Effectiveness of oversight and other responsibilities
- Encouragement of open communication and differing viewpoints

COLLECTION AND REVIEW OF RESULTS

To ensure candid feedback, directors submit their evaluation responses to an independent third party, who anonymizes all responses and compiles them into reports for the Board and Committees.

The Nominations and Governance Committee reviews the peer and full Board reports, and each Committee reviews its respective report. All evaluation responses are shared with the full Board.

INCORPORATION OF FEEDBACK

Feedback requiring additional consideration is addressed at subsequent Board and Committee meetings, and opportunities for additional enhancements are identified, considered and implemented as appropriate.

The Chair of the Nominations and Governance Committee discusses peer evaluation results with individual directors as needed.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Interested parties may communicate with the Board of Directors by writing a letter to the Chairman of the Board, to the Chair of the Nominations and Governance Committee, who acts as the lead independent director, or to the independent directors c/o Abbott Laboratories, 100 Abbott Park Road, D-364, AP6D, Abbott Park, Illinois 60064, Attention: Corporate Secretary. The General Counsel and Corporate Secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to Abbott's business. In addition, directors regularly receive a log of all correspondence received by Abbott that is addressed to a member of the Board and may request any correspondence on that log.

CORPORATE GOVERNANCE MATERIALS

Abbott's corporate governance guidelines, outline of directorship qualifications, director independence standards, code of business conduct, and the charters of Abbott's Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are all available in the corporate governance section of Abbott's investor relations website (www.abbottinvestor.com).

DIRECTOR COMPENSATION

Mr. Ford is not compensated for serving on the Board or Board committees. Mr. White was not compensated for serving on the Board or Board committees during his tenure as Executive Chairman of the Board. Abbott's remaining directors, who are all non-employee directors, are compensated for their service under the Abbott Laboratories Non-Employee Directors' Fee Plan and the Abbott Laboratories 2017 Incentive Stock Program.

The following table sets forth a summary of the non-employee directors' 2021 compensation.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
R. J. Alpern	$126,000	$184,944	$0	$53,408	$25,000	$389,352
R. S. Austin	146,000	184,944	0	0	25,000	355,944
S. E. Blount	126,000	184,944	0	7,590	25,000	343,534
P. Gonzalez	43,500	0	0	0	0	43,500
M. A. Kumbier	132,000	184,944	0	0	0	316,944
E. M. Liddy	50,333	0	0	0	0	50,333
D. W. McDew	126,000	184,944	0	0	0	310,944
N. McKinstry	144,667	184,944	0	0	5,000	334,611
P. N. Novakovic	47,000	0	0	0	0	47,000
W. A. Osborn	156,000	184,944	0	0	0	340,944
M. F. Roman	88,000	184,944	0	0	0	272,944
D. J. Starks	126,000	184,944	0	0	0	310,944
J. G. Stratton	132,000	184,944	0	0	0	316,944
G. F. Tilton	142,000	184,944	0	0	25,000	351,944

[1] Under the Abbott Laboratories Non-Employee Directors' Fee Plan, non-employee directors earn $10,500 for each month of service as a director. Audit Committee members, other than the Audit Committee chair, receive $500 for each month of service on the Audit Committee. Board Committee chairs receive monthly fees of: $2,083.33 for the Audit Committee chair, $1,666.66 for the Compensation Committee chair, $1,250.00 for the Public Policy Committee chair, and $1,250.00 for the chair of any other Board committee. In addition, the lead independent director earns $2,500 for each month of such service and does not receive a fee for service as Nominations and Governance Committee chair. Fees earned under the Abbott Laboratories Non-Employee Directors' Fee Plan are paid in cash to the director, paid in the form of vested non-qualified stock options (based on an independent appraisal of their fair value), deferred (as a non-funded obligation of Abbott), or paid currently into an individual grantor trust established by the director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences when the director reaches age 65, or upon retirement from the Board of Directors, if later. The director may elect to have deferred fees and fees deposited in trust credited to either a guaranteed interest account or to a stock equivalent account that earns the same return as if the fees were invested in Abbott shares. If necessary, Abbott contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related common shares at year-end.

(2) The amounts reported in this column represent the aggregate grant date fair value of the awards calculated in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines the grant date fair value of stock unit awards by multiplying the number of restricted stock units granted by the average of the high and low market prices of an Abbott common share on the date of grant. In addition to the fees described in footnote 1, each non-employee director elected to the Board of Directors at the annual shareholders meeting receives vested restricted stock units having a value of $185,000 (rounded down) under the Abbott Laboratories 2017 Incentive Stock Program). In 2021, this was 1,499 units. The non-employee directors receive cash payments equal to the dividends paid on the shares covered by the units at the same rate as other shareholders. Upon termination, retirement from the Board, death, or a change in control of Abbott, a non-employee director will receive one common share for each restricted stock unit outstanding under the Incentive Stock Program. Each director is required to own, within five years of becoming a director, the number of Abbott shares having a fair market value equal to five times the annual director fees earned or paid in cash. All directors with five years tenure or more meet or exceed the guidelines. The following Abbott restricted stock units were outstanding as of December 31, 2021: R. J. Alpern, 33,879; R. S. Austin, 41,542; S. E. Blount, 27,139; M. A. Kumbier, 5,714; D. W. McDew, 3,473; N. McKinstry, 27,139; W. A. Osborn, 35,796; M. F. Roman, 1,499; D. J. Starks, 12,096; J. G. Stratton, 8,659; and G. F. Tilton, 37,526.

(3) The following options were outstanding as of December 31, 2021: R. S. Austin, 64,718; E. M. Liddy, 58,861; N. McKinstry, 63,391; P. N. Novakovic, 81,381; and W. A. Osborn, 29,567.

(4) The totals in this column include reportable interest credited under Abbott Laboratories Non-Employee Directors' Fee Plan during the year.

(5) Charitable contributions made by Abbott's non-employee directors are eligible for a matching contribution (up to $25,000 annually). The amounts reported in this column represent charitable matching grant contributions.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis (CD&A) describes Abbott's executive compensation program in 2021. In particular, this CD&A explains how the Compensation Committee (the Committee) and Board of Directors made compensation decisions for the Company's executives, including the six named officers: Robert B. Ford, Chairman of the Board and Chief Executive Officer effective December 10, 2021 (previously President and Chief Executive Officer); Robert E. Funck, Jr., Executive Vice President, Finance and Chief Financial Officer; Hubert L. Allen, Executive Vice President, General Counsel and Secretary; Daniel G. Salvadori, Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products effective December 1, 2021 (previously Executive Vice President, Nutritional Products); Andrea F. Wainer, Executive Vice President, Rapid and Molecular Diagnostics; and Miles D. White, Former Executive Chairman of the Board.

The CD&A also describes the process the Committee utilizes to examine performance in the context of executive pay decisions, the performance goals and results for each named officer, and recent updates to our compensation program. This year's CD&A reflects the feedback from our shareholders gathered during our 2021 shareholder outreach described on page 29.

VALUE CREATION FOR SHAREHOLDERS

Abbott's sustained strong performance has resulted in total shareholder return (TSR) exceeding the peer median and major market indices on a one, three-, and five-year basis.

Abbott's three-year TSR of 104% is more than twice that of the peer group median, and Abbott's five-year TSR of 300% is more than four times that of the peer median. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2021, despite the continued global impact and uncertainty of COVID 19, and exceeded the financial targets that were set at the beginning of the year. Abbott's one-year TSR was 31%, more than two and a half times the peer median TSR, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.







1-Year Total Shareholder Return
31%
11%
Abbott
Peer Median
3-Year Total Shareholder Return
104%
44%
Abbott
Peer Median
5-Year Total Shareholder Return
300%
69%
Abbott
Peer Median

CHANGES BASED ON SHAREHOLDER FEEDBACK AND MARKET PRACTICES

In 2021, we met or initiated contact with shareholders representing over 60% of our outstanding shares, including 100% of our top 20 investors in an open dialogue to discuss our compensation program and various topics, including:

- The pandemic's impact on our business, our COVID-19 testing response, and the strength and resilience of our diversified business model.
- Business and sustainability strategy, including Abbott's new 2030 Sustainability Plan and its focus on creating new life-changing technologies and products, expanding access and affordability of new product innovations and advancing health equity.
- Human capital management and Abbott's commitment to diversity, equity, and inclusion, including Abbott's new Diversity, Equity and Inclusion Report which provides goals, our progress against them, and disclosure of EEO-1 data.
- Board composition and refreshment, including the addition of four new independent directors since 2018, three of whom are women and/or minorities.
- Executive compensation program, including Abbott's continued enhanced compensation disclosure.

Their feedback was overwhelmingly positive, which was reflected in the 92% support for our Say-on-Pay Proposal.

As illustrated in the table below, over the past several years we have made numerous changes to our program and our proxy statement based on feedback from our shareholders as well as a review of market practices.

CHANGES BASED ON SHAREHOLDER FEEDBACK

- Increased disclosure related to Abbott's 2030 Sustainability Plan goals and linkage to executive pay
- Revised annual cash incentive plan goals and weighting
- Significantly increased disclosure related to payouts for both annual and long term incentives
- Changed performance-based restricted stock awards to vest only over a 3-year term with no more than one-third of the award vesting in any one year
- Introduced new long-term incentive measures to reflect sustained performance over a three-year period
- Increased director share ownership guidelines
- Increased the target for vesting of performance restricted shares
- Updated our peer group to reflect increased size and complexity of business
- Implemented a strengthened recoupment policy

ABBOTT'S PEER GROUP FOR PAY AND COMPANY PERFORMANCE BENCHMARKING

To determine the competitiveness of our compensation and benefit programs, the Committee, in consultation with its independent consultant, annually compares the level of compensation, pay practices, and our relative performance to those of peer companies. Our Compensation Committee reviewed our peer group in 2021 and determined that the existing peer group strikes the appropriate balance between size (revenue and market capitalization between approximately one-third and three-times Abbott's), growth and return profiles, geographic breadth, and management and operating structure. This approach has been overwhelmingly supported by our investors during shareholder outreach.

The peer group is summarized below, showing the primary characteristics for each company selected, including the Abbott business segment(s) represented by the peer company.

Company Name	Sales/ Rev.[1] (billions)	Market Cap[1] (billions)	% Rev. Outside U.S.	Similar # Employees	Mfg. Driven/ Consumer- Facing	Abbott Business Segment(s)/ Characteristics Represented
3M Company	$35.4	$102.4	✓	✓	✓	Diagnostics
Becton Dickinson	$20.2	$ 71.7	✓	✓	✓	Diagnostics, Medical Devices
Boston Scientific	$11.5	$ 60.5	✓		✓	Medical Devices
Bristol-Myers Squibb	$45.5	$138.4	✓		✓	Established Pharmaceuticals
Cisco	$50.8	$267.3	✓	✓	✓	Diagnostics, Medical Devices
The Coca-Cola Company	$37.8	$255.8	✓	✓	✓	Consumer
Danaher Corporation	$29.5	$235.1	✓	✓	✓	Diagnostics
Honeywell International	$34.6	$143.5	✓	✓	✓	Diagnostics, Medical Devices
Johnson & Johnson	$93.8	$450.4	✓	✓	✓	Consumer, Diagnostics, Established Pharmaceuticals, Medical Devices
Medtronic	$31.8	$139.1	✓	✓	✓	Medical Devices
Merck	$49.2	$193.6	✓	✓	✓	Established Pharmaceuticals
Mondelez International	$28.7	$ 92.5	✓	✓	✓	Consumer
Nike	$46.3	$263.8	✓	✓	✓	Consumer
Procter & Gamble	$78.3	$395.9	✓	✓	✓	Consumer
Reckitt Benckiser[2]	$24.6	$ 60.7	✓		✓	Nutrition
Stryker Corporation	$17.1	$100.9			✓	Medical Devices
Thermo Fisher Scientific	$39.1	$262.9	✓	✓	✓	Diagnostics
Peer Group Median	**$35.4**	**$143.5**				
Abbott	**$43.1**	**$248.9**	✓	✓	✓	
Abbott Percentile Rank	**65th**	**65th**				

[1] Data source: Nasdaq IR Insight database reflects most recently disclosed (as of January 31, 2022) trailing 12-month sales/ revenue. The market cap reflects values on December 31, 2021.

[2] Revenue/Market Cap converted to USD for companies outside the U.S.

BASIS FOR COMPENSATION DECISIONS

Abbott and its Compensation Committee have designed a compensation program that balances short- and long-term objectives to focus our executives on actions that create value today, while building for sustainable future success. Approximately 90% of our pay is performance-based, directly tying a significant portion of executive compensation to Company performance and shareholder returns.

Our compensation program is **market-based** (to ensure our ability to attract and retain talented executives) and produces compensation outcomes that are **performance-based** (to incent the achievement of profitable growth that increases shareholder value).

COMPENSATION PROGRAM IS MARKET-BASED

All components of total direct compensation are market-based. Each year, the Compensation Committee reviews market data with the independent compensation consultant to ensure our programs are aligned and our officers are positioned appropriately relative to the market.

Base Salary

Base salary targets are initially set using the median of the peer group as a benchmark. Base salaries then vary depending on the officer's experience, expertise, and performance. The average base salary of our executive officers is approximately at the market median.

Annual Incentive Plan

Annual incentive targets are initially set using the median of the peer group as a benchmark. The targets may vary based on other factors, including internal pay comparisons. Further linkage to the market is achieved by setting targets that require our officers to exceed the anticipated growth of the market in which they compete in order to achieve a target payout of their annual incentives.

Long-Term Incentive Plan (LTI)

To set annual LTI award guidelines, the Committee first reviews LTI grants made by peer companies to identify the competitive market range. Each year the guidelines are set at the appropriate level within the competitive market range based on Abbott's relative performance, as described on pages 32 and 33. To recognize the continued growth focus of Abbott and to directly align the interests of executive officers with the interests of our shareholders, the Compensation Committee grants long-term incentive awards in the form of 50% stock options and 50% performance restricted shares. This mix of incentive awards is consistent with our peers.

COMPENSATION OUTCOMES ARE PERFORMANCE-BASED

Other than base salary, which is the smallest component of our executives' compensation, all remaining components of Total Direct Compensation (i.e., annual incentive, performance-based restricted stock awards, and stock options) are aligned with individual, business segment and Company performance.

Annual Incentive Plan

Payouts are determined based upon performance relative to annual goals and are capped as a percentage of consolidated net earnings (CEO cap is 0.15%; other NEO cap is 0.075%). The following formula summarizes the annual incentive payout process for officers.

For example:

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$525,000	x	90%	x	95%	=	$448,875

For 2021 performance, annual incentive payouts for Abbott executive officers averaged 101% of target. For individual calculations for each named officer, see pages 38 to 48. The annual incentive plan is formula driven based on financial, strategic, talent and succession, and diversity results. Officer financial goals are based on adjusted financial measures that reflect the true results of our ongoing operations and are set based on the expected market growth of the businesses in the markets in which we compete.

Long-Term Incentive Plan

Abbott's process to determine long-term incentive awards is based on both company and individual performance. Guidelines are set based on relative performance of the Company to peers. Those guidelines are adjusted, up or down, based on individual officer performance over the prior three years. Performance restricted shares vest only if performance achieves expectations over the following three years, and stock options provide value only through share price appreciation. Conversely, most other companies reflect performance only at the Company level through future relative TSR. Abbott's process is much more rigorous, reflecting both company and individual performance over a longer period of time.

The Committee positions LTI award guidelines relative to the market by comparing Abbott's 3-year TSR performance against our peers. 5- and 1-year TSR performance are also referenced to ensure long-term performance is sustained, and current performance is on track with shareholder expectations.

For example, guidelines for grants made in February 2021 were set at the 75th percentile of our peer group, reflecting 82nd percentile relative 3-, 5-, and 1-year TSR performance for the period ending in 2020, as summarized in the graphic below.



The information below represents the February 2021 annual grant.

STEP 1: Link to Market

Compare Abbott's 3-year TSR performance against our peer group, consider 5-, and 1-year TSR to ensure long-term performance is sustained

5-year relative TSR = **82%**
3-year relative TSR = **82%**
1-year relative TSR = **82%**

STEP 2: Link to Company Performance

Position LTI guideline value relative to peer group

2021 LTI Guideline = **75th percentile of Peer Group LTI**

100%
50%
0%
5Yr
3Yr
1Yr
75th percentile
100%
50%
0%

STEP 3: Link to Individual Performance

Adjust for individual performance

LTI Award guideline adjusted up or down based on individual officer's sustained 3-year contributions to:

- Sales and market growth
- Margin
- Strategic financial measures

The recommendation for each officer starts with the Company LTI award guideline (based on relative TSR performance and market data as described above) for the officer's position and is adjusted based upon assessment of their sustained contributions over the last three years. Contribution scores are totaled and used to adjust each officer's award guideline. Final awards may be increased or decreased based on the long-term impact each individual officer had on the organization. For example:

SAMPLE INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
Metric	**2018**	**2019**	**2020**	**Overall**
Sales and Market Growth Contribution	Met (0)	Did Not Meet (-1)	Exceeded (+1)	0
Margin Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
Strategic Financial Contribution	Met (0)	Met (0)	Met (0)	0
			Total	+1
			LTI Adjustment	**110%**

LTI ADJUSTMENT LEGEND	
Total	**Result**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%



Awards granted in 2021, based on individual officer performance for the three-year period ending in 2020, resulted in awards ranging from the 49th percentile to the 90th percentile of our peer group. For individual calculations for each named officer, see pages 38 to 48.

Since stock options realize value only through share price appreciation, the value realized upon the exercise of vested stock options directly aligns the compensation earned with the value shareholders received over the same period. Options are also aligned with shareholder value through the impact of relative TSR in determining the LTI award guidelines.

Performance restricted shares vest one-third each year only if the Adjusted Return on Equity (ROE) performance target is achieved. Vesting is absolute—either 100% or 0%. **There is no partial vesting if the target is missed and no additional vesting upside if the Company over-performs**. The Committee believes Adjusted ROE is the appropriate performance measure for vesting because ROE measures how much profit the Company generates over the long-term with the capital that shareholders have invested and is a measure reflecting deployment of capital or capital allocation.

In 2021, the Adjusted ROE vesting target to determine future vesting was increased from 13% to 14%. This increase follows similar increases in prior years, which have increased this target 40% since 2014. This is consistent with our stated intent to increase our Adjusted ROE targets over time following the separation of AbbVie, which had a significant impact on our ROE and other return measures, including Return on Assets (ROA).

Prior to the separation of Abbott and AbbVie, the AbbVie business accounted for the majority (65%) of Abbott's adjusted net income. **However, at the separation of AbbVie, Abbott retained the majority (90%) of the equity**. While Abbott's ROE was disproportionally lower following the AbbVie separation, shareholders that retained both their Abbott and AbbVie shares over the past eight years since the AbbVie separation would have seen a 322% appreciation in their holdings.



Impact of Abbott/ AbbVie Separation

COMPENSATION PROGRAM IS DIRECTLY LINKED TO BUSINESS STRATEGY

Our compensation program is also linked directly to our business strategy, to ensure that officers are focused on those activities that drive our business strategy and create value for shareholders.

The table below explains the strategic link of the key metrics used in our annual and long-term incentive plans.

EVALUATION OF PERFORMANCE	
METRIC	**STRATEGIC LINK**
Our annual incentive plan is aligned to the following drivers of shareholder value:	
Sales	Measures Abbott's ability to compete effectively in the markets in which we participate and focuses management on achieving strong top-line growth, consistent with our business strategy.
Diluted EPS	Measures Abbott's ability to deliver profitable growth, contributing to strong shareholder returns.
Return on Assets	Measures profitability and how effectively Company assets are used to generate profit.
Free Cash Flow	Recognizes the importance of generating cash to fund ongoing investments in our business and to pay down debt, pay dividends, and fund investments outside of capital expenditures.
Our long-term incentive plan relies on the following Company metrics, and 3-year sustained individual performance metrics, to determine award value:	
Total Shareholder Return	Measures Abbott's stock and dividend performance against our peer group. Used to position LTI award guidelines relative to the market.
3-year LTI Contribution Metrics	Measures how each officer has performed relative to their sales, margin, and strategic financial contribution goals. Used to adjust LTI award guidelines to reflect individual performance.
Return on Equity	Measures how much profit Abbott generates over the long-term with the capital that shareholders have invested. Used to determine if performance-restricted awards vest.

Officer financial goals are set and assessed based on adjusted measures that the Committee believes more accurately reflect the results of our ongoing operations. We make certain adjustments for specified items, whether favorable or unfavorable, that are unusual or unpredictable, such as cost reduction initiatives, restructuring programs, integration activities and other business acquisition-related costs, and the impact of significant tax changes. We also exclude intangible amortization expense to provide greater visibility on the results of operations excluding these costs, similar to how Abbott's management internally assesses performance.

The Committee believes these adjusted measures provide a more stable assessment of Abbott's core business and encourage decision-making that considers long-term value. They also align compensation goals with the financial guidance we communicate to investors, which is also based on adjusted measures.

COMPENSATION LINK TO SUSTAINABILITY

Our leadership covenant is considered the minimum requirement of being an officer at Abbott. Any officer that does not fulfill the covenant can receive a reduction of up to 100% of their annual incentive and/or long-term incentive awards. In addition, our leadership covenant specifically states that senior leaders are accountable for the achievement of Abbott's 2030 Sustainability Plan goals.

The sustainability plan is integrated into our business plans, financial planning processes and existing governance structures. Each senior manager is responsible for taking actions in their organization that help achieve our targeted priority goals regarding:

Making **access and affordability** core to new product innovation

This approach has helped create some of our most successful products, including FreeStyle Libre®, the world's most-used glucose-monitoring system, and our BinaxNOW™ COVID-19 test. In our rapid diagnostics business, we're bringing testing closer to the patient, even in the most remote locations. Importantly, many of our tests are used at the point of care and provide answers while the patient is still present, accelerating treatment decisions and reducing life-threatening delays. Access and affordability are also core to our Established Pharmaceuticals business strategy, bringing our high-quality, trusted medicines to emerging markets at affordable prices.

Transforming care for chronic disease, malnutrition, and infectious diseases

In 2021, we launched the Abbott Malnutrition Solution Center. This internal, cross-functional innovation hub will help identify, treat and prevent malnutrition among vulnerable populations. We also launched the Abbott Pandemic Defense Coalition, a first-of-its-kind global scientific and public health partnership dedicated to the early detection of, and rapid response to, future pandemic threats. The coalition is designed with a comprehensive approach to containing emerging threats, with partners ranging in expertise from scientific research, public health and diagnostic testing to attack new viral threats from all angles. This coalition is in full force as our scientists are currently monitoring new COVID-19 variants. We're collecting and analyzing samples from around the globe to look for mutations that may impact the function of the virus to ensure that our tests are able to detect them, aiming to prevent further spread.

Advancing **health equity** through partnership

Abbott and the American Diabetes Association® launched a first-of-its-kind community initiative to advance access to diabetes care and technology. The program launched in Columbus, Ohio in partnership with the National Center for Urban Solutions (NCUS). As part of the program, NCUS will provide up to 150 Black adults living with diabetes in the Columbus community with health education and access to Abbott's FreeStyle® Libre flash glucose monitoring technology. By removing existing barriers to tools and technology, this program aims to demonstrate how continuous glucose monitoring can help improve diabetes management and quality of life for Black people living with diabetes in the Columbus community.

In addition to these priority goals, senior leaders will also take actions in key areas, including:

Protecting a healthy **environment**

In 2020, we implemented 54 energy efficiency and air emissions projects at 28 sites in nine countries. These resulted in more than 30 million kWh in annual energy savings, preventing more than 8,900 metric tons of CO_2e emissions and delivered more than $1.1 million annual cost savings.

In 2020, we also implemented 16 water efficiency and reduction projects at 12 manufacturing and R&D sites across six countries, four of which are located in water-stressed areas. These projects resulted in savings of around 14.6 million gallons of water per year and $120,000.

Our Zero Waste to Landfill program provides our sites with a clear target for diverting waste away from landfills. Thirty-one Abbott manufacturing facilities and seven nonmanufacturing facilities, located across 18 countries, have now achieved Zero Waste to Landfill status.

We set an aggressive target to reduce the total weight of packaging for Abbott products by 10% by 2020, when compared with our 2010 baseline. We surpassed our initial goal and reduced our total weight of packaging by 14.2% since 2010. In doing so, we eliminated approximately 42.1 million pounds of packaging and saved more than $100 million.

Building the **diverse, innovative workforce** of tomorrow

In 2021, all of our U.S. employees received unconscious bias training, and 97% of our people managers globally completed "Leading with Impact", a development program focused on inclusive leadership. We published our first ever Diversity, Equity and Inclusion report which provides goals, our progress against them, and disclosure of EEO-1 data.

Responsibly **connecting data**, technology and care

The NeuroSphere™ Virtual Clinic which offers a telehealth service, from a patient's iPhone to their physician's iPad, but also allows for a digital prescription to be delivered, near-instantaneously, from the physician's iPad to a patient's brain, over the internet. This allows doctors to assess patients live, treat them over the internet, and assess the effects of the treatment, in real-time, without the patient having to leave home.

Creating a resilient, diverse and responsible **supply chain**

The COVID-19 pandemic tested the resilience of our supply chain to the extreme. Working across our business functions, we rose to the challenge by building an inventory of raw materials and products to support continuity of supply, monitoring performance more tightly to identify distressed suppliers early enough to implement contingency plans, mapping supplier manufacturing sites in known COVID-19 "hot spots" or in locations affected by government lockdowns, and offering COVID-19 testing for employees at a few strategic suppliers to ensure continued operations and supply.

PAY DECISIONS FOR NAMED EXECUTIVE OFFICERS

The following pages detail the goals and metrics used to determine each named officer's payout under our annual and long-term incentive plans. For some goals, the target is not disclosed for competitive reasons. The long-term incentive decisions shown in the Summary Compensation Table of this proxy statement and detailed here were based upon performance through 2020, whereas the annual incentive plan payouts are based upon performance during 2021.

NAMED EXECUTIVE OFFICER COMPENSATION DECISIONS



ROBERT B. FORD

Chairman of the Board and Chief Executive Officer

Mr. Ford previously served as President and Chief Executive Officer until his appointment to the role of Chairman of the Board and Chief Executive Officer on December 10, 2021.

Base Salary

Mr. Ford's annual base salary was increased to $1,500,000 in March 2021 based on competitive market data among Abbott's peers.

Annual Incentive Plan

Mr. Ford's target bonus of 175% was not changed in 2021. Based on performance in 2021, Mr. Ford received a bonus in February 2022 which was calculated as follows:

GOAL	2020 RESULTS ACHIEVED	GOAL WEIGHT	2021 GOAL MEASUREMENT			2021 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$34.92B	25%	$42.99B	$43.19B	$44.20B	$43.61B	30.2%
Adjusted Diluted EPS	$3.65	25%	$4.93	$5.00	$5.25	$5.21	35.5%
Adjusted ROA	11.8%	10%	14.9%	15.0%	15.5%	15.9%	15.0%
Free Cash Flow	$5.7B	10%	$6.9B	$7.2B	$7.6B	$8.6B	15.0%
STRATEGIC METRICS[3]							
COVID-19 Test Sales		10%	92.9% of target	Target	114.3% of Target	108.6% of Target	13.1%
Diabetes Care Sales Growth		10%	89.1% of Target	Target	108.7% of Target	103.3% of Target	11.9%
Core Diagnostics Sales Growth		10%	89.7% of Target	Target	109.2% of Target	Below Threshold	0.0%
						Total	**120.7%**

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items, such as intangible amortization expense and various other costs including expenses related to restructuring actions or business acquisitions. Adjusted Return on Assets (ROA) reflects earnings from continuing operations, excluding interest expense and specified items. Adjusted ROA also reflects total assets less current liabilities excluding short-term borrowings. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share.

[3] Target not disclosed for competitive reasons. Diabetes Care and Core Diagnostics Sales Growth exclude the impact of foreign exchange.

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$1,500,000	×	175%	×	120.7%	=	$3,168,400

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Mr. Ford received an LTI award in **February 2021** with a value of $17,380,000, which was 110% of the market value equity award for a CEO in Abbott's peer group. This award was paid 50% in stock options[1] and 50% in performance restricted shares[2].

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION	AWARD VALUE
$15,800,000	×	110%	×	50% Stock Options[1]	$8,690,000
			=	50% Performance Restricted Shares[2]	$8,690,000
				Total	**$17,380,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Met (0)	Did Not Meet (-1)	Exceeded (+1)	0
			Total	+6
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**110%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. Ford's roles as Chief Operating Officer through March 31, 2020 and as President and Chief Executive Officer thereafter.



ROBERT E. FUNCK, JR

Executive Vice President, Finance and Chief Financial Officer

Base Salary

Mr. Funck's annual base salary of $825,000 did not change in 2021.

Annual Incentive Plan

Mr. Funck's target bonus of 115% was not changed in 2021. Based on performance in 2021, Mr. Funck received a bonus in February 2022 which was calculated as follows:

GOAL	2020 RESULTS ACHIEVED	GOAL WEIGHT	2021 GOAL MEASUREMENT			2021 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$34.92B	10%	$42.99B	$43.19B	$44.20B	$43.61B	12.1%
Adjusted Diluted EPS	$3.65	20%	$4.93	$5.00	$5.25	$5.21	28.4%
Free Cash Flow	$5.7B	10%	$6.9B	$7.2B	$7.6B	$8.6B	15.0%
Achieve Key Treasury and Tax Metrics[3]	Achieved	15%	Target	Target	Target	Achieved	15.0%
STRATEGIC METRICS[3]							
Goal (10% weight): Execute milestones related to data asset management **Result:** Achieved							10.0%
Goal (10% weight): Implement a global guided buying platform **Result:** Partially Achieved							5.0%
Goal (10% weight): Implement key financial systems implementations within select countries **Result:** Achieved							10.0%
HUMAN CAPITAL METRICS							
Goal (15% weight): Meet talent, succession planning, and diversity targets. **Result:** Achieved							15.0%
						Total	110.5%

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share

[3] Target not disclosed for competitive reasons.

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$825,000	×	115%	×	110.5%	=	$1,048,400

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Mr. Funck received an LTI award in **February 2021** with a value of $6,000,000, which was equal to 113.2% of the market value equity award for a CFO in Abbott's peer group. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION	AWARD VALUE
$5,300,000	×	113.2%	×	50% Stock Options[1]	$3,000,000
				50% Performance Restricted Shares[2]	$3,000,000
				Total	**$6,000,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
			Total	+7
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**113.2%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. Funck's roles as Senior Vice President, Finance and Controller through February 29, 2020 and as Executive Vice President, Finance and Chief Financial Officer thereafter.



HUBERT L. ALLEN

Executive Vice President, General Counsel and Secretary

Base Salary

Mr. Allen's annual base salary of $760,000 did not change in 2021.

Annual Incentive Plan

Mr. Allen's target bonus of 105% was not changed in 2021. Based on performance in 2021, Mr. Allen received a bonus in February 2022 which was calculated as follows:

GOAL	2020 RESULTS ACHIEVED	GOAL WEIGHT	2021 GOAL MEASUREMENT			2021 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$34.92B	10%	$42.99B	$43.19B	$44.20B	$43.61B	12.1%
Adjusted Diluted EPS	$3.65	20%	$4.93	$5.00	$5.25	$5.21	28.4%
Free Cash Flow	$5.7B	10%	$6.9B	$7.2B	$7.6B	$8.6B	15.0%
Other Financial Returns[3]	Achieved	10%	Target	Target	Target	Achieved	10.0%
STRATEGIC METRICS							
Goal (35% weight): Resolve certain key litigation matters and investigations. **Result:** Achieved							35.0%
HUMAN CAPITAL METRICS							
Goal (15% weight): Meet talent, succession planning, and diversity targets. **Result:** Achieved							15.0%
						Total	115.5%

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share

[3] Target not disclosed for competitive reasons.

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$760,000	×	105%	×	115.5%	=	$921,700

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Mr. Allen received an LTI award in **February 2021** with a value of $4,231,250, which was equal to 125% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION	AWARD VALUE
$3,385,000	×	125%	×	50% Stock Options[1]	$2,115,625
				50% Performance Restricted Shares[2]	$2,115,625
				Total	**$4,231,250**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Met (0)	Met (0)	Met (0)	0
			Total	+6
			LTI Adjustment	**125%**

LTI ADJUSTMENT LEGEND	
TOTAL	**RESULT**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.



DANIEL G. SALVADORI

Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Mr. Salvadori previously served as Executive Vice President, Nutritional Products. Mr. Salvadori was appointed to the role of Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products effective December 1, 2021.

Base Salary

Mr. Salvadori's annual base salary was increased in December 2021 to $790,000 in connection with his promotion to Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products.

Annual Incentive Plan

Mr. Salvadori's target bonus of 115% was not changed in 2021. Based on performance in 2021, Mr. Salvadori received a bonus in February 2022 which was calculated as follows:

GOAL	2020 RESULTS ACHIEVED	GOAL WEIGHT	2021 GOAL MEASUREMENT			2021 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Division Net Sales[2]	$7.68B	20%	$7.79B	$7.88B	$7.98B	$8.14B	30.0%
Adjusted Division Margin[3]	—	20%	Target	Target	103.6% of Target	102.6% of Target	27.2%
Adjusted Division Gross Margin[3]	—	5%	99.4% of Target	Target	103.8% of Target	97.3% of Target	0%
Gross Margin Improvement[3]		5%	Target	Target	110.0% of Target	101.2% of Target	5.3%
Market Share[3]	—	10%	Target	Target	Target	Mostly Achieved	7.5%
Adjusted Division Free Cash Flow[3]	—	5%	Target	Target	102.4% of Target	108.4% of Target	7.5%
Cash Conversion Cycle[3]	—	5%	5 days over Target	Target	Target	2 days under Target	5.0%
STRATEGIC METRICS							
Goal (20% weight): Complete all commercialization milestones and implement key capital projects. **Result:** Achieved							20.0%
HUMAN CAPITAL METRICS							
Goal (10% weight): Meet talent, succession planning, and diversity targets. **Result:** Achieved							10.0%
						Total	112.5 %

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual Nutrition sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin exclude the impact of foreign exchange on actual Nutrition division margin and gross margin relative to the respective goal target. Adjusted Division Free Cash Flow reflects Nutrition's pre-tax operating cash flow less capital expenditures and excludes the impact of foreign exchange.

[2] Set based on expected growth in Nutrition market. To achieve target payout, must increase market share

[3] Target not disclosed for competitive reasons.

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$715,539	×	115%	×	112.5%	=	$925,700

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Mr. Salvadori received an LTI award in **February 2021** with a value of $4,777,500, which was equal to 125% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION	AWARD VALUE
$3,822,000	×	125%	×	50% Stock Options[1]	$2,388,750
				50% Performance Restricted Shares[2]	$2,388,750
				Total	**$4,777,500**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Financial Contribution	Met (0)	Exceeded (+1)	Did Not Meet (-1)	0
			Total	+5
			LTI Adjustment	**125%**

LTI ADJUSTMENT LEGEND	
TOTAL	**RESULT**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.



ANDREA F. WAINER

Executive Vice President, Rapid and Molecular Diagnostics

Base Salary

Ms. Wainer's annual base salary was increased from $650,000 to $710,000 in March 2021.

Annual Incentive Plan

Ms. Wainer's target bonus of 115% was not changed in 2021. Based on performance in 2021, Ms. Wainer received a bonus in February 2022 which was calculated as follows:

GOAL	2020 RESULTS ACHIEVED	GOAL WEIGHT	2021 GOAL MEASUREMENT			2021 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Division Net Sales[2]	$6.16B	20%	$9.47B	$9.83B	$10.85B	$10.52B	26.7%
Adjusted Division Margin[3]	—	20%	Target	Target	120.0% of Target	112.2% of Target	26.1%
Adjusted Division Gross Margin[3]	—	5%	98.1% of Target	Target	120.0% of Target	101.3% of Target	5.2%
Gross Margin Improvement[3]		5%	Target	Target	120.0% of Target	Above Maximum	7.5%
Market Share[3]	—	10%	Target	Target	Target	Achieved	10.0%
Adjusted Division Free Cash Flow[3]	—	10%	Target	Target	120.0% of Target	114.6% of Target	13.6%
STRATEGIC METRICS							
Goal (20% weight): Complete the necessary innovation, development, and expansion metrics per approved plans. **Result:** Mostly Achieved							15.5%
HUMAN CAPITAL METRICS							
Goal (10% weight): Meet talent, succession planning, and diversity targets. **Result:** Mostly Achieved							9.5%
						Total	**114.1%**

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual Rapid and Molecular Diagnostics sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin exclude the impact of foreign exchange on actual Rapid and Molecular Diagnostics division margin and gross margin relative to the respective goal target. Adjusted Division Free Cash Flow reflects Rapid and Molecular Diagnostics' pre-tax operating cash flow less capital expenditures and excludes the impact of foreign exchange. Given the significant fluctuations in demand for COVID-19 diagnostic tests during the year, Adjusted Division Net Sales target for 2021 was revised from $12.3 billion to $9.8 billion and other financial targets were determined based on that sales target.

[2] Set based on expected growth in Rapid and Molecular Diagnostics market.

[3] Target not disclosed for competitive reasons.

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$710,000	×	115%	×	114.1%	=	$931,600

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Ms. Wainer received an LTI award in **February 2021** with a value of $4,777,500, which was equal to 125% of her LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION	AWARD VALUE
$3,822,000	×	125%	×	50% Stock Options[1]	$2,388,750
				50% Performance Restricted Shares[2]	$2,388,750
				Total =	**$4,777,500**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Met (0)	Did Not Meet (-1)	Exceeded (+1)	0
Margin Contribution	Exceeded (+1)	Did Not Meet (-1)	Exceeded (+1)	+1
Strategic Financial Contribution	Met (0)	Did Not Meet (-1)	Exceeded (+1)	0
			Total	+1
			Preliminary Adjustment	**110%**
			Impact	**+**
			LTI Adjustment	**125%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.



MILES D. WHITE

Former Executive Chairman of the Board

Mr. White retired from Abbott on December 31, 2021.

Base Salary

Mr. White had an annual base salary of $1,900,000.

Long-term Incentives

Based on the Committee's review of Abbott and individual performance **through 2020**, Mr. White received an LTI award in **February 2021** with a value of $11,000,000, which was equal to 110% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$10,000,000	×	110%	×	50% Stock Options[1]	=	$5,500,000
				50% Performance Restricted Shares[2]		$5,500,000
					Total	**$11,000,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2018**	**2019**	**2020**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Exceeded (+1)	Met (0)	Exceeded (+1)	+2
			Total	+8
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**110%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 or +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 14% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. White's roles as Chairman and Chief Executive Officer through March 31, 2020 and as Executive Chairman thereafter.

BENEFITS AND PERQUISITES

Each of the benefits described below was designed to support the Company's objective of providing a competitive total pay program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that benefits and pay components must, in aggregate, be competitive.

BENEFITS AND PERQUISITES	DESCRIPTION
Retirement Benefits	The named officers participate in Abbott-sponsored defined benefit plans: the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan. These plans are described in greater detail in the "Pension Benefits" section of the proxy. Since officers' Supplemental Pension Plan benefits cannot be secured in a manner similar to qualified plans, which are held in trust, officers receive an annual cash payment equal to the increase in present value of their Supplemental Pension Plan benefit. Officers have the option of depositing these annual payments to an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the officers' actual annual trust earnings and the rate used to calculate trust funding (currently 8%) while they are employed. Amounts deposited in the individual trusts are not tax deferred. Officers do not receive tax gross-ups on their grantor trusts. The manner in which the grantor trust will be distributed to an officer upon retirement from the Company generally follows the manner elected by the officer under the Annuity Retirement Plan. Should an officer (or the officer's spouse, depending upon the pension distribution method elected by the officer under the Annuity Retirement Plan) live beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit and, therefore, exhaust the trust balance, the Supplemental Pension Plan benefit will be paid by the Company.
Deferred Compensation	Officers of the Company, like all U.S. employees, are eligible to defer a portion of annual base salary and bonus (in certain cases), on a pre-tax basis, to the Company's qualified 401(k) plan, up to the IRS contribution limits. Officers are also eligible to defer up to 18% of their base salary, less contributions to the 401(k) plan, to a non-qualified plan. Unlike other U.S. managers, officers are not eligible to elect to defer compensation into the Deferred Compensation Plan. However, up to one hundred percent (100%) of annual incentive awards earned under the Company's Performance Incentive Plan is eligible for deferral to a non-qualified plan. Officers may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. Officers do not receive tax gross-ups on their grantor trusts. Officers elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the Company.

BENEFITS AND PERQUISITES	DESCRIPTION
Change in Control Arrangements	Mr. White did not have an Abbott change in control agreement. The other named officers have Abbott change in control agreements, the purpose of which is to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company, and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under the agreements is established to be consistent with market practices as confirmed by data provided to the Committee by its independent compensation consultant. These arrangements are described in greater detail in the "Potential Payments Upon Termination or Change in Control" section of this proxy.
Financial Planning	Named officers are eligible to receive up to $10,000 of fees annually associated with estate planning advice, tax preparation, and general financial planning. If an officer chooses to utilize this benefit, fees for services received up to the annual allocation are paid by the Company and are treated as imputed income to the officer, who then is responsible for payment of all taxes due on the fees paid by the Company.
Company Automobile	Named officers are eligible for use of a Company-leased vehicle, with a lease term of 50 months. Seventy-five percent (75%) of the cost of the vehicle is imputed to the officer as income for federal income tax purposes.
Company Aircraft	Non-business-related flights on corporate aircraft by Messrs. Ford and White are covered by time-sharing lease agreements, pursuant to which incremental costs associated with those flights are reimbursed by the executive to the Company in accordance with Federal Aviation Administration regulations.
Disability Benefit	In addition to Abbott's standard disability benefits, the U.S. named officers are eligible for a monthly long-term disability benefit, which is described in greater detail in the "Potential Payments Upon Termination or Change in Control" section of this proxy.

SHARE OWNERSHIP AND RETENTION GUIDELINES

To further promote sustained shareholder returns and to ensure the Company's executives remain focused on both short- and long-term objectives, the Company has established share ownership guidelines. Each officer has five years from the date appointed/elected to his/her position to achieve the ownership level associated with the position.

ROLE	GUIDELINE
Chief Executive Officer	6 times base salary
Executive Vice Presidents	3 times base salary
Senior Vice Presidents	3 times base salary
All other officers	2 times base salary

Any officer who has not achieved at least 50% of the share ownership guideline after three years in their current position will be required to hold 50% of future equity awards until they meet the ownership guideline. All named officers with 5 years tenure in their current position meet or exceed the guidelines.

HEDGING

Directors and officers are prohibited from entering into or engaging in any financial transaction that is designed to reduce the financial risk associated with owning Abbott shares. These financial transactions include, but are not limited to, engaging in short sales, derivative transactions (such as equity swaps, straddles, puts, or calls), and hedging or monetizing transactions (such as collars, exchange funds, or prepaid forward variable contracts) that are linked directly to Abbott stock.

PLEDGING

Directors and officers are prohibited from holding Abbott stock in a margin account, pledging Abbott stock, or otherwise securing any of their obligations by assigning Abbott stock as collateral. The Compensation Committee, or its delegate, may grant an exception provided that:

- The director or officer meets Abbott's applicable minimum stock ownership guideline; and
- Only Abbott stock in excess of the applicable minimum stock ownership guideline is held in the margin account, pledged, or assigned as collateral.

RECOUPMENT POLICY

The Compensation Committee has broad discretion to administer and implement the Company's policy and seek recoupment of equity or cash incentive awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that causes significant financial harm to Abbott. The Compensation Committee may recover incentive compensation awarded to a senior executive in the prior three years or reduce future awards. The policy will not affect awards made prior to its effective date or following a change in control.

COMPLIANCE

The Committee considers the deductibility of executive compensation in making its compensation decisions, but believes that shareholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, Abbott may provide compensation that is not deductible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board is primarily responsible for reviewing, approving, and overseeing Abbott's compensation plans and practices, and works with management and the Committee's independent consultant to establish Abbott's executive compensation philosophy and programs. The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

R. S. Austin, Chair
M. A. Kumbier
N. McKinstry
W. A. Osborn
M. F. Roman

COMPENSATION RISK ASSESSMENT

During 2021, Abbott conducted its annual risk assessment of its compensation policies and plan design practices for employees and executives. Abbott's risk assessment is reinforced by Abbott's adherence to a number of industry leading best practices, including:

- Compensation Committee chaired by independent, non-employee director
- Representation from the Audit Committee on the Compensation Committee
- Review of executive compensation programs by the Compensation Committee's independent consultant
- Robust review of compensation program design elements and key performance drivers
- Detailed measurement of short- and long-term compensation elements, and related performance metrics and requirements, to ensure balance
- Review of Abbott's historical performance, peer performance and Board-approved strategic plan and related financial goals to determine appropriate incentive plan goals
- Incorporation of multiple program requirements that mitigate excessive risk taking (e.g., recoupment policy, stock ownership and share retention guidelines, caps on incentive payouts)

Based on this assessment, Abbott determined its compensation and benefit programs appropriately align employees' compensation and performance without incentivizing risky behaviors. Abbott concluded that risks arising from compensation policies and practices are not reasonably likely to have a material adverse effect on Abbott or its shareholders.

The following factors were among those considered:

- Regular training on code of business conduct and policies and procedures is mandatory for all employees.
- Compensation structure encourages employees to regard Abbott as a career employer, to consider the long-term impact of their decisions, and to align their interests with those of Abbott's shareholders (e.g., equity awards that vest over multi-year periods, ten-year term on stock options, and retirement plans).
- Annual benchmarking ensures performance achievement and incentive payout opportunities that are aligned with a peer group that reflects the size, investment profile, operating characteristics, and employment and business markets of Abbott. Appropriateness of this group is assessed annually by the Compensation Committee's independent consultant and reviewed and approved by the Compensation Committee. Our selection criteria and peer companies are reported each year to our shareholders and have received favorable reviews.
- Abbott's annual incentive plan places an appropriate weighting on earnings achievement by balancing it with other factors, including key operational and strategic measures, disclosed to shareholders. Since earnings are a key component of stock price performance, this aspect of Abbott's compensation plan promotes alignment with shareholder interests without creating duplication across incentive plans.
- Abbott's long term incentive plan focuses on longer-term operating performance and shareholder returns and awards 50% stock options and 50% performance based restricted stock. In 2021, roughly three-quarters of named officer total compensation was in the form of long-term equity incentives that can be earned or vest over multiple years.
- Equity awards are made, and grant prices are set at the same time each year, at the Compensation Committee's regularly scheduled meeting. In addition, Abbott does not reprice or backdate stock options, award discounted stock options, or immediately vest stock options or restricted stock. Equity awards are based on multiple performance factors and are set at competitive market levels, adjusted by Abbott's long-term performance vs. our Board-approved peer group. Both executive and Director share ownership guidelines and share retention requirements promote alignment with shareholders.

- Abbott's compensation program does not include features that could encourage excessive risk taking, such as over weighting toward annual incentives, highly leveraged payout curves, uncapped incentive award payments, unreasonable thresholds, or steep payout cliffs at certain levels that may encourage short term business decisions to meet payout criteria.

- Abbott's recoupment policy allows the Compensation Committee to seek recoupment of incentive compensation, forfeit existing awards or reduce future awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that caused significant financial harm to Abbott.

- Abbott's hedging policy prohibits directors and officers from entering into financial transactions designed to reduce the financial risk associated with owning Abbott shares.

- Abbott's pledging policy prohibits directors and officers from holding Abbott shares in a margin account, pledging Abbott shares, or securing obligations by assigning Abbott shares as collateral unless granted an exception by the Compensation Committee.

This assessment was discussed with the Compensation Committee and its independent compensation consultant. The Committee and the consultant both agreed with the assessment.

SUMMARY COMPENSATION TABLE

The following table summarizes compensation awarded to, earned by, or paid to the named officers. The section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions" describes in greater detail the information reported in this table.

Name and Principal Position	Year	Salary	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	SEC Total	Total Without Change in Pension Value ($)[7]
Robert B. Ford,	2021	$1,482,692	$8,689,294	$8,689,978	$3,168,400	$2,755,343	$129,179	$24,914,886	$22,485,091
Chairman of the Board and Chief Executive Officer	2020	1,298,462	5,623,995	5,624,993	3,675,000	4,150,264	77,872	20,450,586	16,549,550
	2019	1,000,000	3,475,992	3,476,054	1,562,500	2,311,499	71,841	11,897,886	9,777,514
Robert E. Funck, Jr.,	2021	825,000	2,999,666	2,999,977	1,048,400	1,507,073	159,193	9,539,309	8,373,417
Executive Vice President, Finance and Chief Financial Officer	2020	813,462	2,215,867	2,216,247	1,280,800	3,100,265	173,568	9,800,209	7,069,425
Hubert L. Allen,	2021	760,000	2,115,332	2,115,612	921,700	768,954	172,158	6,853,756	6,395,592
Executive Vice President, General Counsel and Secretary	2020	751,346	1,874,607	1,874,988	917,700	2,904,940	154,596	8,478,177	5,919,894
	2019	710,000	2,199,962	2,199,990	879,700	1,429,523	66,905	7,486,080	6,386,933
Daniel G. Salvadori,	2021	715,539	2,388,446	2,388,734	925,700	251,604	72,276	6,742,299	6,533,923
Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products	2020	710,000	1,901,708	1,902,099	905,500	477,011	79,421	5,975,739	5,518,569
	2019	704,923	2,351,989	2,351,986	903,400	395,710	59,806	6,767,814	6,388,821
Andrea F. Wainer,	2021	699,616	2,388,446	2,388,734	931,600	772,906	69,112	7,250,414	6,564,595
Executive Vice President, Rapid and Molecular Diagnostics									
Miles D. White,[1]	2021	1,900,000	5,499,490	5,499,982	0	1,918,135	1,135,477	15,953,084	15,953,084
Former Executive Chairman of the Board	2020	1,900,000	5,998,934	5,999,997	1,250,000	3,415,343	1,264,110	19,828,384	18,799,774
	2019	1,900,000	7,562,448	7,562,499	4,405,625	5,707,836	664,409	27,802,817	24,675,423

[1] Mr. White retired from Abbott on December 31, 2021.

[2] In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines grant date fair value by multiplying the number of shares granted by the average of the high and low market prices of an Abbott common share on the award's date of grant.

[3] In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. These amounts were determined as of the option's grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the Securities and Exchange Commission's rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. The assumptions are the same as those described in Note 8, entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" in Abbott's 2021 Annual Report on Securities and Exchange Commission Form 10-K.

[4] This compensation is earned as a performance-based incentive bonus, pursuant to the 1998 Abbott Laboratories Performance Incentive Plan. Additional information regarding the Performance Incentive Plan can be found in the section of this proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions.''

[5] The plan amounts shown below are reported in this column.

For Messrs. Ford, Allen, Salvadori, and White, the amounts shown alongside the officer's name are for 2021, 2020, and 2019, respectively. For Mr. Funck, Jr., the amounts shown are for 2021 and 2020, respectively. For Ms. Wainer, the amounts shown are for 2021.

Abbott Laboratories Annuity Retirement Plan

R. B. Ford: $22,149 / $142,819 / $176,268; R. E. Funck, Jr.: $89,455 / $256,555; H. L. Allen: $47,024 / $184,384 / $117,142; D. G. Salvadori: $19,272 / $45,483 / $41,282; A. F. Wainer: $34,273; and M. D. White: ($56,525) / $34,629 / $180,690.

Abbott Laboratories Supplemental Pension Plan

R. B. Ford: $2,407,646 / $3,758,217 / $1,944,104; R. E. Funck, Jr.: $1,076,437 / $2,474,229; H. L. Allen: $411,140 / $2,373,899 / $982,005; D. G. Salvadori: $189,104 / $411,687 / $337,711; A. F. Wainer: $651,546; and M. D. White: ($2,126,024) / $993,981 / $2,946,704.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the 1998 Abbott Laboratories Performance Incentive Plan, the Abbott Laboratories 401(k) Supplemental Plan, and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under this plan).

R. B. Ford: $325,548 / $249,228 / $191,127; R. E. Funck, Jr.: $341,181 / $369,481; H. L. Allen: $310,790 / $346,657 / $330,376; D. G. Salvadori: $43,228 / $19,841 / $16,717; A. F. Wainer: $87,087; and M. D. White: $1,918,135 / $2,386,733 / $2,580,442.

[6] The amounts shown below are reported in this column.

For Messrs. Ford, Allen, Salvadori, and White, the amounts shown alongside the officer's name are for 2021, 2020, and 2019, respectively. For Mr. Funck, Jr., the amounts shown are for 2021 and 2020, respectively. For Ms. Wainer, the amounts shown are for 2021.

Earnings on Non-Qualified Defined Contribution Plans (net of the reportable interest included in footnote 5).

R. B. Ford: $8,148 / $8,116 / $0 ; R. E. Funck, Jr.: $86,107 / $106,106; H. L. Allen: $95,227 / $81,695 / $896; D. G. Salvadori: $3,566 / $1,701 / $0; A. F. Wainer: $2,162; and M. D. White: $799,031 / $926,052 / $105,715.

Each of the named officers' awards under the 1998 Abbott Laboratories Performance Incentive Plan is paid in cash to the officer on a current basis. Each of the named officers has a grantor trust into which the awards may be deposited, net of maximum tax withholdings. The named officers also have grantor trusts in connection with the Abbott Laboratories 401(k) Supplemental Plan and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under the Management Incentive Plan). These amounts include the trusts' earnings (net of the reportable interest included in footnote 5).

Employer Contributions to Defined Contribution Plans

R. B. Ford: $74,135 / $64,924 / $50,000; R. E. Funck, Jr.: $41,250 / $40,673; H. L. Allen: $38,000 / $37,568 / $35,500; D. G. Salvadori: $35,777 / $35,500 / $35,247; A. F. Wainer: $34,981; and M. D. White: $95,000 / $95,000 / $95,000.

These amounts include employer contributions to both Abbott's tax-qualified defined contribution plan and the Abbott Laboratories 401(k) Supplemental Plan. The Abbott Laboratories 401(k) Supplemental Plan permits eligible Abbott officers to contribute amounts in excess of the limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18% of their base salary over (ii) the amount contributed to Abbott's tax-qualified 401(k) plan. Abbott matches participant contributions at the rate of 250% of the first 2% of compensation contributed to the plan. The named officers have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the officer, net of maximum tax withholdings.

Other Compensation

Messrs. Ford's and White's non-business-related flights on corporate aircraft are covered by time-sharing lease agreements, pursuant to which they reimburse Abbott for certain costs associated with those flights in accordance with Federal Aviation Administration regulations. The following amounts are included in the totals in this column, which reflect Abbott's incremental cost less reimbursements for non-business-related flights: R. B. Ford: $46,419 / $4,832 / $0; M. D. White: $0 / $10,792 / $226,633.

Abbott determines the incremental cost for flights based on the direct cost to Abbott, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs.

For Mr. White, the following costs associated with security less the amount reimbursed are included: $240,446 / $232,266 / $237,061. Abbott determines the cost for these expenses based on its actual costs. The security is provided on the recommendation of an independent security study.

Also included in the totals shown in the table is the cost of providing a corporate automobile less the amount reimbursed by the officer: R. B. Ford: $0 / $0 / $21,841; R. E. Funck, Jr.: $22,661 / $20,319; H. L. Allen: $27,613 / $28,666 / $25,509; D. G. Salvadori: $21,933 / $26,773 / $24,559; and A. F. Wainer: $20,969.

For Messrs. Funck, Jr., Allen, and Salvadori and Ms. Wainer, the following costs associated with financial planning are included: R. E. Funck, Jr.: $8,175 / $6,470; H. L. Allen: $10,000 / $6,667 / $5,000; D. G. Salvadori: $10,000 / $15,447 / $0; and A. F. Wainer: $10,000. For Mr. Salvadori, the 2020 amount includes payments for services incurred in 2020 and 2019.

The totals shown in the table include other miscellaneous benefits in 2021: R. B. Ford: $477; R. E. Funck, Jr.: $1,000; H. L. Allen: $1,318; D. G. Salvadori: $1,000; A. F. Wainer: $1,000; and M. D. White: $1,000.

The named officers are also eligible to participate in an executive disability benefit described on page 65.

[7] To demonstrate how year over year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Non-qualified Deferred Compensation Earnings column, as described in footnote 5 to this table, from the amounts reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.

2021 GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2][3]	All Other Option Awards: Numbers of Securities Underlying Options (#)[4]	Exercise or Base Price of Options Awards ($/Sh.)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
R. B. Ford	2/19/2021			70,058				$8,689,294[5]
	2/19/2021				359,090	$124.04	$123.04	8,689,978[6]
R. E. Funck, Jr.	2/19/2021			24,185				2,999,666[5]
	2/19/2021				123,966	124.04	123.04	2,999,977[6]
H. L. Allen	2/19/2021			17,055				2,115,332[5]
	2/19/2021				87,422	124.04	123.04	2,115,612[6]
D. G. Salvadori	2/19/2021			19,257				2,388,446[5]
	2/19/2021				98,708	124.04	123.04	2,388,734[6]
A. F. Wainer	2/19/2021			19,257				2,388,446[5]
	2/19/2021				98,708	124.04	123.04	2,388,734[6]
M. D. White	2/19/2021			44,340				5,499,490[5]
	2/19/2021				227,272	124.04	123.04	5,499,982[6]

(1) During 2021, each of the named officers participated in the 1998 Abbott Laboratories Performance Incentive Plan, an annual, non-equity incentive plan. The annual cash incentive award earned by the named officer in 2021 under the plan is shown in the Summary Compensation Table under the column captioned, "Non-Equity Incentive Plan Compensation." No future payouts will be made under the plan's 2021 annual cash incentive award. The Performance Incentive Plan is described in greater detail in the section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions."

(2) These are performance-based restricted stock awards that have a 3-year term and vest upon Abbott reaching a minimum return on equity target, with no more than one-third of the award vesting in any one year. In 2021, Abbott reached its minimum return on equity target and one-third of each of the awards made on February 19, 2021 vested on February 28, 2022. The equity targets are described in the section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions."

(3) In the event of a grantee's death or disability, these awards are deemed fully earned. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, "Potential Payments Upon Termination or Change in Control—Equity Awards." Outstanding restricted shares and restricted stock units receive dividend payments at the same rate as all other shareholders.

(4) Options with respect to one-third of the shares covered by these awards are exercisable after one year; two-thirds after two years; and all after three years. The options vest in the event of the grantee's death or disability. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, "Potential Payments Upon Termination or Change in Control—Equity Awards." Under the Abbott Laboratories 2017 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded-up to the next even penny) of an Abbott common share on the date of grant.

(5) Abbott determines the grant date fair value of stock and stock unit awards by multiplying the number of restricted shares or restricted stock units granted by the average of the high and low market prices of a common share on the grant date.

(6) These values were determined as of the option's grant date using a Black-Scholes stock option valuation model. The model uses the assumptions described in Note 8, entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplemental Data" in Abbott's 2021 Annual Report on Securities and Exchange Commission Form 10-K.

2021 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table summarizes the outstanding equity awards held by the named officers at year end.

	Option Awards(1)(2)					Stock Awards(2)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. B. Ford								15,265	$2,148,396
								42,749	6,016,494
								70,058	9,859,963
	45,492			$ 39.12	02/20/24				
	56,933			41.14	06/30/24				
	127,436			47.00	02/19/25				
	14,243			48.90	05/31/25				
	285,388			38.40	02/18/26				
	151,869			44.40	02/16/27				
	246,963			59.94	02/15/28				
	160,039	80,020		75.90	02/21/29				
	130,298	260,598		87.72	02/20/30				
		359,090		124.04	02/18/31				
R. E. Funck, Jr.								7,781	$1,095,098
								16,843	2,370,484
								24,185	3,403,797
	55,097			$ 47.00	02/19/25				
	48,831			44.40	02/16/27				
	110,146			59.94	02/15/28				
	81,578	40,789		75.90	02/21/29				
	51,337	102,676		87.72	02/20/30				
		123,966		124.04	02/18/31				
H. L. Allen								9,661	$1,359,689
								14,249	2,005,404
								17,055	2,400,321
	157,421			$ 47.00	02/19/25				
	189,788			38.40	02/18/26				
	167,056			44.40	02/16/27				
	246,963			59.94	02/15/28				
	101,288	50,645		75.90	02/21/29				
	43,432	86,866		87.72	02/20/30				
		87,422		124.04	02/18/31				

	Option Awards[1][2]					Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
D. G. Salvadori								10,329	$1,453,703
								14,455	2,034,397
								19,257	2,710,230
	23,771			$ 38.40	02/18/26				
	75,591			44.40	02/16/27				
	49,611			50.72	07/20/27				
	182,935			59.94	02/15/28				
	108,286	54,144		75.90	02/21/29				
	44,060	88,122		87.72	02/20/30				
		98,708		124.04	02/18/31				
A. F. Wainer								3,035	$ 427,146
								3,989	561,412
								9,050	1,273,697
								19,257	2,710,230
	8,226			$ 47.00	02/19/25				
	5,000			38.40	02/18/26				
	53,271			44.40	02/16/27				
	64,449			59.94	02/15/28				
	31,825	15,913		75.90	02/21/29				
	41,816	20,909		76.12	06/02/29				
	27,585	55,172		87.72	02/20/30				
		98,708		124.04	02/18/31				
M. D. White								33,212	$4,674,257
								45,599	6,417,603
								44,340	6,240,412
	727,699			$ 39.12	02/20/24				
	937,031			47.00	02/19/25				
	1,198,630			38.40	02/18/26				
	638,629			44.40	02/16/27				
	688,073			59.94	02/15/28				
	348,181	174,091		75.90	02/21/29				
	138,985	277,971		87.72	02/20/30				
		227,272		124.04	02/18/31				

[1] Except as noted, these options are fully vested.

(2) The vesting dates of outstanding unexercisable stock options and unvested restricted stock awards at December 31, 2021 are as follows.

	Option Awards				Stock Awards[a]	
Name	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting—Date Vested 2022	Number of Option Shares Vesting—Date Vesting 2023	Number of Option Shares Vesting—Date Vesting 2024	Number of Restricted Shares or Units	Number of Restricted Shares or Units Vesting—Date Vested 2022
R. B. Ford	80,020	80,020 - 2/22			15,265	[b]
	260,598	130,299 - 2/21	130,299 - 2/21		42,749	[c]
	359,090	119,696 - 2/19	119,697 - 2/19	119,697 - 2/19	70,058	[d]
R. E. Funck, Jr.	40,789	40,789 - 2/22			7,781	[b]
	102,676	51,338 - 2/21	51,338 - 2/21		16,843	[c]
	123,966	41,322 - 2/19	41,322 - 2/19	41,322 - 2/19	24,185	[d]
H. L. Allen	50,645	50,645 - 2/22			9,661	[b]
	86,866	43,433 - 2/21	43,433 - 2/21		14,249	[c]
	87,422	29,140 - 2/19	29,141 - 2/19	29,141 - 2/19	17,055	[d]
D. G. Salvadori	54,144	54,144 - 2/22			10,329	[b]
	88,122	44,061 - 2/21	44,061 - 2/21		14,455	[c]
	98,708	32,902 - 2/19	32,903 - 2/19	32,903 - 2/19	19,257	[d]
A. F. Wainer	15,913	15,913 - 2/22			3,035	[b]
	20,909	20,909 - 6/3			3,989	[e]
	55,172	27,586 - 2/21	27,586 - 2/21		9,050	[c]
	98,708	32,902 - 2/19	32,903 - 2/19	32,903 - 2/19	19,257	[d]
M. D. White	174,091	174,091 - 2/22			33,212	[b]
	277,971	138,985 - 2/21	138,986 - 2/21		45,599	[c]
	227,272	75,757 - 2/19	75,757 - 2/19	75,758 - 2/19	44,340	[d]

[a] The equity targets are described in the section of the proxy statement captioned, "Compensation Discussion and Analysis—Basis for Compensation Decisions."

[b] These are the restricted shares that remained outstanding and unvested on December 31, 2021, from an award made on February 22, 2019. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2021, Abbott reached its minimum return on equity target and these shares vested on February 28, 2022.

[c] These are the restricted shares that remained outstanding and unvested on December 31, 2021, from an award made on February 21, 2020. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2021, Abbott reached its minimum return on equity target and half of these shares vested on February 28, 2022.

[d] These are the restricted shares that remained outstanding and unvested on December 31, 2021, from an award made on February 19, 2021. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2021, Abbott reached its minimum return on equity target and one-third of these shares vested on February 28, 2022.

[e] These are the restricted shares that remained outstanding and unvested on December 31, 2021, from an award made on June 3, 2019. The award has a 3-year term, with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2021, Abbott reached its minimum return on equity target and these shares will vest on June 3, 2022.

2021 OPTION EXERCISES AND STOCK VESTED

The following table summarizes for each named officer the number of shares the officer acquired on the exercise of stock options and the number of shares the officer acquired on the vesting of stock awards in 2021:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. B. Ford	0	$ 0	51,611	$ 6,274,865
R. E. Funck, Jr.	31,325	2,613,132	22,880	2,781,750
H. L. Allen	203,393	17,225,354	31,757	3,861,016
D. G. Salvadori	110,000	10,526,252	28,646	3,482,781
A. F. Wainer	79,000	7,112,661	15,457	1,820,704
M. D. White	1,282,500	130,073,916	97,721	11,880,919

PENSION BENEFITS

During 2021, the named officers participated in two Abbott sponsored defined benefit pension plans: the Abbott Laboratories Annuity Retirement Plan, a tax qualified pension plan; and the Abbott Laboratories Supplemental Pension Plan, a non-qualified supplemental pension plan. The Supplemental Pension Plan also includes a benefit feature Abbott uses to attract officers who are at the mid-point of their careers. This feature provides an additional benefit to officers who are mid-career hires that is less valuable to officers who have spent most of their careers at Abbott. Except as provided in Abbott's change in control agreements, Abbott does not have a policy granting extra years of credited service under the plans. These change in control agreements are described on pages 66 and 67.

The compensation considered in determining the pension payable to the named officers is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 54.

ANNUITY RETIREMENT PLAN

The Annuity Retirement Plan covers eligible employees in the United States who are age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less 0.50% of the lesser of 3-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

Final average earnings are the average of the employee's 60 highest paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Annuity Retirement Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Participants hired after 2003 who terminate prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Participants hired prior to 2004 who terminate prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Participants hired prior to 2004 who terminate prior to age 50 with less than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Annuity Retirement Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Participants who retire from Abbott prior to their normal retirement age may receive subsidized early retirement benefits. Participants hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Participants hired prior to 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. As of December 31, 2021, Mr. Funck, Jr., Mr. Allen, and Ms. Wainer were eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.

- Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced 1⅔ percent for each year between ages 59 and 62 plus 2½ percent for each year between ages 55 and 59. The 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

SUPPLEMENTAL PENSION PLAN

With the following exceptions, the provisions of the Supplemental Pension Plan are substantially the same as those of the Annuity Retirement Plan:

- Officers' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under Abbott's non equity incentive plans.

- The Annuity Retirement Plan does not include amounts deferred or payments received under the Abbott Laboratories Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings. Beginning in the year following their election as an officer, Abbott officers are no longer eligible to defer compensation under the Deferred Compensation Plan.

- In addition to the benefits outlined above for the Annuity Retirement Plan, participating officers are eligible for a benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Annuity Retirement Plan under that plan's benefit formulas (A, B, and C above). The portion of this additional officer benefit attributable to service prior to 2004 is reduced 3 percent per year for each year that payments are made before the plan's unreduced retirement age. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before the plan's unreduced retirement age if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Annuity Retirement Plan. The benefits provided to Abbott's officers under the Supplemental Pension Plan are reduced from the plan's unreduced retirement age, unless the benefit is being actuarially reduced from age 65. As of December 31, 2021, Mr. Funck, Jr., Mr. Allen, and Ms. Wainer were eligible for early retirement benefits under the plan.

- Vested plan benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by the officer. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, those officers who were elected prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. Officers elected after 2008 may only have the vested plan benefits that accrue following the calendar year in which the officer is first elected funded through a grantor trust. Vested plan benefits accrued through December 31, 2008, to the extent not previously funded, were distributed to the participants' individual trusts and included in the participants' income.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Annuity Retirement Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an officer's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in Abbott paying the officer's Supplemental Pension Plan benefits to the extent assets held in the officer's trust are insufficient.

2021 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
R. B. Ford	Abbott Laboratories Annuity Retirement Plan	25	$ 704,571	$ 0
	Abbott Laboratories Supplemental Pension Plan	25	10,291,116	667,730[2]
R. E. Funck, Jr.	Abbott Laboratories Annuity Retirement Plan	34	1,783,737	0
	Abbott Laboratories Supplemental Pension Plan	34	9,129,556	1,272,406[2]
H. L. Allen	Abbott Laboratories Annuity Retirement Plan	16	633,478	0
	Abbott Laboratories Supplemental Pension Plan	16	6,034,554	1,742,441[2]
D. G. Salvadori	Abbott Laboratories Annuity Retirement Plan	7	163,046	0
	Abbott Laboratories Supplemental Pension Plan	7	1,283,304	50,339[2]
A. F. Wainer	Abbott Laboratories Annuity Retirement Plan	19	644,033	0
	Abbott Laboratories Supplemental Pension Plan	19	2,779,623	275,528[2]
M. D. White	Abbott Laboratories Annuity Retirement Plan	37	1,661,405	0
	Abbott Laboratories Supplemental Pension Plan	37	37,645,486	2,852,203[2]

[1] Abbott calculates these present values using: (i) a 3.17% discount rate for the Annuity Retirement Plan and a 3.07% discount rate for the Supplemental Pension Plan, the same effective discount rates it uses for Financial Accounting Standards Board ASC Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age. The present values shown in the table reflect post-retirement mortality, based on the Financial Accounting Standards Board ASC Topic 715 assumption (the Pri-2012 Healthy Annuitant table with projected mortality improvements), but do not include a factor for pre-retirement termination, mortality, or disability.

[2] Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, were distributed to the participants' individual grantor trusts and included in the participants' income. Amounts held in the officer's individual trust are expected to offset Abbott's obligations to the officer under the plan. During 2021, the amounts shown, less applicable tax withholdings, were deposited in such individual trusts established by the named officers. Grantor trusts are described in greater detail in the section of the proxy statement captioned, "Compensation Discussion and Analysis—Benefits and Perquisites."

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

POTENTIAL PAYMENTS UPON TERMINATION—GENERALLY

Abbott does not have employment agreements with its named officers.

The following summarizes the payments that the named officers, other than Mr. White, would have received if their employment had terminated on December 31, 2021. Earnings would have continued to be paid to the named officer's Performance Incentive Plan, Management Incentive Plan, and Supplemental 401(k) Plan grantor trusts, until the trust assets were fully distributed. The amount of these payments would depend on the period over which the trusts' assets were distributed and the trusts' earnings. If the trusts' assets were distributed over a ten-year period and based on current earnings, the named officers would receive the following average annual payments over such ten-year period:

- R. B. Ford, $483,418
- R. E. Funck, Jr., $423,203
- H. L. Allen, $386,119
- D. G. Salvadori, $79,870
- A. F. Wainer, $132,867

In addition, the following one-time deposits would have been made under the Abbott Laboratories Supplemental Pension Plan for the following named officers:

- R. B. Ford, $1,335,692
- R. E. Funck, Jr., $477,491
- H. L. Allen, $207,073
- D. G. Salvadori, $59,592
- A. F. Wainer, $609,540

If the termination of employment was due to disability, then the following named officers also would have received, in addition to Abbott's standard disability benefits, a monthly long-term disability benefit in the amount of:

- R. B. Ford, $158,420
- R. E. Funck, Jr., $52,420
- H. L. Allen, $46,085
- D. G. Salvadori, $46,285
- A. F. Wainer, $46,580

This long-term disability benefit would continue for up to 24 months following termination of employment. It ends if the officer retires, recovers, dies, or ceases to meet eligibility criteria.

In addition, if the employment of these named officers had terminated due to death or disability, the officer's unvested stock options and restricted shares would have vested on December 31, 2021 with values as set forth below in the section captioned, "Equity Awards."

As a retired Chairman and CEO, Mr. White will continue to have use of an office and administrative support. The estimated annual cost of this benefit is approximately $150,000 to $200,000.

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL

Abbott has change in control arrangements with other key members of its management team, in the form of change in control agreements for Abbott officers and a change in control plan for certain other management personnel. The agreements with Messrs. Ford, Funck, Jr., Allen, and Salvadori and Ms. Wainer are described below.

Each change in control agreement continues in effect until December 31, 2022, and can be renewed for successive two year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect.

The agreements provide that if the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason (see below) within two years following a change in control of Abbott, the officer is entitled to receive a lump sum payment equal to three times the officer's annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years, or in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason during a potential change in control (see below), the officer is entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the officer is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Section 409A of the Internal Revenue Code), the officer will be entitled to receive the difference between the bonus amounts the officer received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the officer's target bonus or the average bonus paid to the officer in the preceding three years. Bonus payments include payments made under the Performance Incentive Plan. The officer will also receive up to three years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling, and the value of three more years of pension accruals).

If change in control related payments and benefits become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the executive in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under Abbott's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of Abbott securities representing a specified percentage of the outstanding voting power (not including an acquisition directly from Abbott and its affiliates); a change in the majority of the members of the Board of Directors whose appointment was approved by a vote of at least two thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving Abbott. A "potential change in control" under the agreements includes, among other things, Abbott's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the executive's position, duties, or authority; Abbott's failure to pay the executive's compensation or a reduction in the executive's base pay or benefits; or the relocation of Abbott's principal executive offices to a location that is more than thirty-five miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2021 immediately followed by one of the covered circumstances described above, Messrs. Ford, Funck, Jr., Allen, and Salvadori and Ms. Wainer would have been entitled to receive the following payments and benefits under the change in control agreements:

Name	Cash Termination Payments	Additional Supplemental Pension Plan Benefits	Welfare and Fringe Benefits
R. B. Ford	$15,543,400	$1,894,488	$94,364
R. E. Funck, Jr.	6,368,900	2,156,830	62,853
H. L. Allen	5,901,100	1,698,288	51,242
D. G. Salvadori	6,021,200	189,288	87,613
A. F. Wainer	5,511,100	3,888,988	74,152

EQUITY AWARDS

Under Abbott Laboratories' Incentive Stock Programs, upon a change in control, the surviving company may assume, convert, or replace awards to executive officers on an equivalent basis. If the surviving company does not do so, then the awards vest. If the surviving company does assume, convert, or replace the awards on an equivalent basis, then the awards vest if the officer's employment is terminated without cause or the officer resigns for good reason during the period six months prior to and through two years after a change in control. The term "good reason" has the same definition as in the change of control agreements.

If a change in control had occurred on December 31, 2021, and the surviving company did not assume, convert, or replace the awards, then the named officers, other than Mr. White, would have vested in the following options, restricted shares, and restricted stock units:

Name	Unvested Stock Options		Restricted Shares/Units	
	Number of Option Shares	Value of Option Shares	Number of Restricted Shares/Units	Value of Restricted Shares/Units
R. B. Ford	699,708	$25,002,206	128,072	$18,024,853
R. E. Funck, Jr.	267,431	10,158,873	48,809	6,869,379
H. L. Allen	224,933	9,349,404	40,965	5,765,414
D. G. Salvadori	240,974	9,831,349	44,041	6,198,330
A. F. Wainer	190,702	6,956,582	35,331	4,972,485

The value of stock options shown is based on the excess of the closing price of a common share on December 31, 2021 over the exercise price of such options, multiplied by the number of unvested stock options held by the named officer. The value of restricted shares shown is determined by multiplying the number of restricted shares that would vest as of December 31, 2021 and the closing price of a common share on December 31, 2021.

CEO PAY RATIO

In 2021, we compared CEO pay to that of our median employee. To identify our median employee, we first excluded all 4,035 employees who are employed in Bolivia (198), Georgia (12), Indonesia (650), Kazakhstan (168), Pakistan (1,508), and Philippines (1,499), representing less than 5% of our global workforce of 112,060 employees as of October 1, 2021[1]. We then examined the 2021 base salary of all remaining employees globally, excluding our CEO, who were employed by us on October 1, 2021. We annualized the base salary of all permanent employees who were hired in 2021, but did not work for the entire year. The base salary for employees outside of the U.S. was converted to U.S. dollars.

After identifying the median employee, we collected annual total compensation for this employee using the same methodology we use for our named executive officers as disclosed in the Summary Compensation Table on page 54 and then added the cost of medical and dental benefits ($13,214) in the calculation of annual total compensation for the median employee and CEO.

The annual total compensation of our median employee was $97,952, resulting in a ratio of 254:1.

The above ratio and annual total compensation amount are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

---

[1] Total U.S. employees: 35,087; total non-U.S. employees: 76,973.

RATIFICATION OF ERNST & YOUNG LLP AS AUDITORS (ITEM 2 ON PROXY CARD)

Abbott's By-Laws provide that the Audit Committee shall appoint annually a firm of independent registered public accountants to serve as auditors. In October 2021, the Audit Committee appointed Ernst & Young LLP to act as auditors for 2022. Ernst & Young LLP has served as Abbott's auditors since 2014.

Although the Audit Committee has sole authority to appoint auditors, it would like to know the opinion of the shareholders regarding its appointment of Ernst & Young LLP as auditors for 2022. For this reason, shareholders are being asked to ratify this appointment. If the shareholders do not ratify the appointment of Ernst & Young LLP as auditors for 2022, the Audit Committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP.

The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as auditors for 2022.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

AUDIT FEES AND NON-AUDIT FEES

The following table presents fees for professional audit services by Ernst & Young LLP for the audit of Abbott's annual financial statements for the years ended December 31, 2021 and December 31, 2020 and fees billed for other services rendered by Ernst & Young during these periods.

	2021	2020
Audit fees:[1]	$24,709,000	$24,474,000
Audit related fees:[2]	1,615,000	1,158,000
Tax fees:[3]	6,216,000	5,944,000
All other fees:[4]	91,000	99,000
Total	$32,631,000	$31,675,000

[1] Audit fees include amounts billed or to be billed for professional services rendered for the audit of Abbott's annual financial statements, the review of Abbott's financial statements included in Abbott's quarterly reports, and the audits of Abbott's internal control over financial reporting, statutory and subsidiary audits, the review of documents filed with the Securities and Exchange Commission, and certain accounting consultations in connection with the audits.

[2] Audit related fees include: accounting consultations and audits in connection with proposed acquisitions and divestitures, and audits of certain employee benefit plans' financial statements.

[3] Tax fees consist principally of professional services rendered for tax compliance and tax planning and advice including assistance with tax audits and appeals, and tax advice related to mergers and acquisitions.

[4] All other fees include regulatory and technical education services, participation in industry surveys, and a required compliance assessment associated with Abbott's hosting of certain health data.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT AUDITOR

The Audit Committee has established policies and procedures to pre-approve all audit and permissible non audit services performed by the independent auditor and its related affiliates.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for Abbott's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting. The Audit Committee reviews these processes on behalf of the Board of Directors. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2021 Annual Report on Form 10-K with Abbott's management and its independent registered public accounting firm.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence. The Audit Committee has also considered whether the provision of the services described on page 69 under the caption "Audit Fees and Non-Audit Fees" is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Abbott's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

Audit Committee
N. McKinstry, Chair
P. Gonzalez
M. A. Kumbier
M. F. Roman
J. G. Stratton
G. F. Tilton

SAY ON PAY—AN ADVISORY VOTE ON THE APPROVAL OF EXECUTIVE COMPENSATION (ITEM 3 ON PROXY CARD)

Shareholders are being asked to approve the compensation of Abbott's named officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis, the compensation tables, and related material included in this proxy statement.

Abbott's sustained strong performance has resulted in total shareholder return (TSR) exceeding the peer median and major market indices on a one-, three-, and five-year basis.

Abbott's three-year TSR of 104% is more than twice that of the peer group median, and Abbott's five-year TSR of 300% is more than four times that of the peer median. These consistent top-tier returns are driven by strong execution, an effective governance structure, and the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2021, despite the continued global impact and uncertainty of COVID-19, and exceeded the financial targets that were set at the beginning of the year. Abbott's one-year TSR was 31%, more than two and a half times the peer median TSR, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.



1-Year Total Shareholder Return
31%
11%
Abbott
Peer Median

3-Year Total Shareholder Return
104%
44%
Abbott
Peer Median

5-Year Total Shareholder Return
300%
69%
Abbott
Peer Median

In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.

ROBUST INNOVATION PIPELINE

- Steady stream of important product approvals across our businesses that will be significant contributors to growth in the coming years.

INVESTING FOR FUTURE GROWTH

- Increased manufacturing scale and capabilities across several important products.
- Nearly $2 billion invested in internal capital projects in the past year.

SHAREHOLDER RETURNS

- Returned 50% of operating cash flow to shareholders in 2021 and announced the 50th year of consecutive dividend increases, demonstrating Abbott's financial strength and commitment to shareholder returns.

GLOBAL LEADER IN COVID-19 TESTING

- Delivered 1 billion tests in 2021 to help meet global testing needs.
- Abbott's rapid response and significant scale have allowed for broad access to testing and further positioned Abbott as a global leader in diagnostics.

Our compensation program is market-based and produces outcomes that directly link to both Company and officer performance. The vast majority of compensation for our executive officers is performance-based and objectively determined. Long Term Incentives (LTI), which comprise the largest percentage of compensation for our executive officers, are directly linked to shareholder returns. Our annual incentive plan links officer compensation to the metrics which ensure financial success for the short-term and position the Company for growth in the future as well.

The Compensation Committee, with the counsel of its independent consultant, concluded that the compensation reported herein was earned and appropriate. The specific details of the executive compensation program and compensation paid to the named executive officers are described on pages 28 through 51 of this proxy statement.

While this vote is advisory and non-binding, the Board of Directors and Compensation Committee value the opinion of the shareholders and will review the voting results and take into account the results and our ongoing dialogue with shareholders when future compensation decisions are made.

Accordingly, the Board of Directors recommends that you vote FOR the approval of the named officers' compensation.

SHAREHOLDER PROPOSALS

Five shareholder proposals have been received and will be voted upon at the annual meeting only if properly presented by or on behalf of the proponent. Abbott is advised that the proposals will be presented for action at the Annual Meeting. The proposed resolutions and the statements made in support thereof, as well as the Board of Directors' statements in opposition to the proposals, are presented on the following pages.

The Board of Directors recommends that you vote AGAINST the proposals.

Shareholder Proposal on Special Shareholder Meeting Threshold (Item 4 on Proxy Card)

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has informed Abbott that he intends to present the following proposal at the Annual Meeting and that he owns no fewer than 50 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Special Shareholder Meeting Improvement - Proposal 4

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. This includes that each shareholder shall have an equal right per share to formally participate in the calling for a special shareholder meeting.

Currently it takes a theoreticall 20% of all shares outstanding to call for a special shareholder meeting. This theoreticall 20% of all shares outstanding translates into 26% of the shares that vote at our annual meeting.

It would be hopeless to think that shares that do not have time to vote would have the time to go through the special procedural stops to call for a special shareholder meeting.

A more reasonable shareholder right to call for a special shareholder meeting to could be used to elect a new director. It could also be an incentive for our directors to take their jobs more seriously. The following directors received a substantial number of negative votes at our 2021 annual meeting:

Glenn Tilton	74 million negative	
Roxanne Austin	87 million negative	Chair of Management Pay Committee
Miles White	130 million negative	23-years long-tenure
William Osborn	182 million negative	Chair of Governance Committee
Nancy McKinstry	297 million negative	

The number of negative votes increased compared to 2020 for each above director.

This is a best practice governance proposal in the same spirit as the 2020 simple majority vote proposal to reform our undemocratic 67% shareholder voting thresholds that won our 84% support and was adopted in 2021.

Shareholder votes for shareholder proposals are having a positive impact.

Please vote yes:

Special Shareholder Meeting Improvement - Proposal 4

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE
SHAREHOLDER PROPOSAL ON SPECIAL SHAREHOLDER MEETING THRESHOLD
(Item 4 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

Abbott's annual meeting provides its shareholders with a regular, predictable opportunity to weigh in on its directors and other matters of importance to shareholders – ensuring shareholders' ability to exert this critical influence at least once a year. If matters come up that cannot wait until an annual meeting, the Chairman and CEO or Abbott's Board is empowered to call a special meeting, subject to the same notification requirements for a regular annual meeting. Likewise, a single shareholder or group owning at least 20% of Abbott's outstanding shares may call a special meeting and put a matter up for vote.

The proponent takes issue with the 20% threshold, saying it should be lower so investors can invoke this safeguard more easily. Abbott's Board believes 20% is the appropriate place to set the line. It is worth noting that many S&P 500 companies require an even higher threshold – at least 25% of outstanding shares – to call a special meeting. A "special" meeting is, by its nature, an extraordinary event that should be called rarely and regarding only time-sensitive, significant issues that cannot be postponed until the next annual meeting. The ability to convene a special meeting carries with it the power to impose potentially significant costs on the Company and divert attention of Abbott's Board, its officers, and its employees from the Company's business objectives. To avoid waste or expense of corporate resources in addressing narrowly supported concerns, the Board believes the appropriate threshold for this special meeting is 20%.

Further, in the context of Abbott's overall corporate governance policies and practices, a further reduced threshold is unnecessary to ensure shareholders' ability to express concerns on important issues.

- **Proxy Access:** A shareholder (or group) who meet certain ownership requirements may nominate and have included in Abbott's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in Abbott's By-Laws.
- **Written Consent:** Shareholders can act by written consent in place of a meeting as a means for shareholders to raise important matters outside the normal annual meeting cycle.
- **Shareholder Proposals:** Under the proxy rules and Abbott's By-Laws, shareholders may submit proposals for inclusion in the company's proxy statement, nominate directors for election, and present matters from the floor at the annual meeting.
- **Director Election:** Each of Abbott's directors serves a one-year term and stands for re-election at the annual meeting. The Company's By-Laws also provide that directors must be elected by a majority vote in an uncontested election.
- **Simple Majority Voting:** Further, Abbott explicitly implemented simple-majority voting in its By-Laws for all extraordinary transactions like mergers and amendments to Abbott's articles of incorporation.
- **Shareholder Engagement:** As described in this proxy statement, Abbott promotes open communication between shareholders and the Board, and it routinely seeks investor input on a variety of topics, including corporate governance, executive compensation, sustainability, and other strategic matters. Further, Abbott engaged with shareholders representing over 60% of Abbott's outstanding shares in the 2021 proxy season, and none expressed concern with the current 20% threshold or their ability to engage or raise issues with the Board.

For these reasons, the Board of Directors recommends that Abbott's shareholders vote **AGAINST** this proposal.

Shareholder Proposal on Independent Board Chairman
(Item 5 on Proxy Card)

Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, has informed Abbott that he intends to present the following proposal at the Annual Meeting and that he owns no less than 200 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Independent Board Chairman - Proposal 5

The shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic in June 2020. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

This proposal topic won 33%-support at our 2021 annual meeting. This 33%-support likely represented 40+%-support from the shares that have access to independent proxy voting advice.

The role of the CEO and management is to run the company.
The role of the Board of Directors is to provide independent oversight of management and the CEO.
Thus there is a potential conflict of interest for a CEO to have the oversight role of Chairman.

A CEO serving as Chair can result in excessive management influence on the Board and weaker oversight of management. The CEO becomes his own boss. With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman. A lead director is no substitute for an independent board chairman.

A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to the office of the CEO and then the lead director can simply rubber-stamp it.

The lack of an independent Board Chairman is an unfortunate way to discourage new outside ideas and an unfortunate way to encourage the CEO to pursue pet projects that would not stand up to effective oversight.

In an example from a company whose share price went from $130 to $200 in 10 months, the 2020 Lowe's annual meeting proxy said Lowe's independent directors determined that having a separate Chairman and Chief Executive Officer allows the Chairman to devote his time and attention to Board oversight and governance.

Please vote yes:

Independent Board Chairman - Proposal 5



BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL ON INDEPENDENT BOARD CHAIRMAN

(Item 5 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

Abbott's Board believes that the Board is in the best position to determine its structure in light of circumstances at a given moment and mindful of its obligations to shareholders to effectively oversee the management of the company and maximize return to shareholders.

Abbott's Board consists of former and current leaders from business, medicine, academics, and public service who combined have decades of corporate board and other experience and are capable to oversee the management of the company. At present, the Board believes that the current structure is in the best interests of Abbott and its shareholders, as it provides cohesive leadership and direction for the Board and executive management, as well as clear accountability and unified leadership in the execution of strategic initiatives and business plans. Still, the leadership of the Chair is balanced by a fully independent board which is organized in a manner that has and will lead to effective oversight.

Abbott's current board structure and corporate governance practices provide strong independent oversight of a combined Chair and CEO.

As detailed in the 2022 Proxy Statement, apart from the Chair and CEO, Abbott's Board is composed entirely of independent directors who are elected by shareholders annually. These independent directors comprise the Board's principal committees – Audit, Compensation, Nominations and Governance, and Public Policy – and oversee key matters such as the integrity of Abbott's financial statements, executive compensation, the nomination of directors, the selection of independent auditors, oversight of regulatory compliance, the evaluations of the Board and each of its members, including the Chair and CEO, and the evaluation of the CEO's performance objectives.

Abbott's Board leadership consists of:

- A Lead Independent Director who is selected by and from the independent members of the Board. Created by the Board in 2005, the Lead Independent Director position has significant authority and responsibilities. As detailed above in this Proxy, the Lead Independent Director presides at regularly conducted executive sessions of the independent directors and provides feedback to the Chair and CEO and other senior management. The Lead Independent Director also communicates regularly with the Chair and CEO regarding appropriate agenda topics and other Board related matters; confers with the Nominations and Governance Committee and the Chair and CEO regarding management succession planning; leads the annual performance reviews of individual directors, the full Board, and each of its Committees as well as overseeing the process for identifying and evaluating director candidates. Also, the Lead Independent Director consults and engages with major shareholders as necessary.

- Fully independent committees, which engage with management to review and discuss the strategic planning for Abbott's businesses, including operating and financial plans, strategic business priorities and key risks and opportunities. The independent directors spend a significant time with Abbott's senior management to understand global dynamics, challenges, and opportunities.

- Committee chairs who are recommended to the Board by the Nominations and Governance Committee and approved by the full Board.

- Executive Sessions of the independent directors, led by the Lead Independent Director generally take place at each regularly scheduled Board meeting at the option of the independent directors.

- Annual anonymous evaluations of each director, including the Chair and CEO, led by the Lead Independent Director, and conducted by all directors to provide further oversight.

The Board including the Lead Independent Director have repeatedly demonstrated independence from and oversight of management. In the last several years, the Board has strengthened its recoupment policy, increased targets for vesting of performance shares several times over the last several years, adopted a share-retention policy, and increased share-ownership guidelines for executives and directors. Unquestionably, Abbott's Board exercises independent oversight of the Chair and CEO and Abbott's management.

Abbott shareholders are best served by preserving the Board's flexibility to determine the appropriate leadership structure for the Company.

The Board regularly and carefully considers the merits of separating or combining the Chair and CEO positions, including whether an independent director should be chair. The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of the Chair and CEO in the manner that it determines to be in the best interests of Abbott and its shareholders. Adopting a singular approach without the flexibility to adapt to company-specific circumstances would compromise the Board's ability to assess and implement the optimal oversight framework.

Historically, the current structure has greatly benefited Abbott and its shareholders. Under a combined CEO and Chair, Abbott was strategically reshaped into one of the world's leading health technology companies, with the creation of $220 billion in shareholder value and a total return of 575%.[1] Abbott's strong performance has resulted in total shareholder return (TSR) exceeding the peer median and major market indices on a one-, three-, and five-year basis.

The Board believes that it should be able to select the leadership the Company needs to fit the moment.

For these reasons, the Board of Directors recommends that Abbott's shareholders vote **AGAINST** this proposal.

---

[1] Includes the combined market capitalization of Abbott, AbbVie and Hospira.

Shareholder Proposal on Rule 10b5-1 Plans
(Item 6 on Proxy Card)

The Comptroller of the City of New York, One Centre Street, 8th Floor North, New York, New York 10007, as custodian and a trustee of the New York City Employees' Retirement System and custodian of the New York City Board of Education Retirement System (together, the "Systems"), has informed Abbott that it intends to present the following proposal at the Annual Meeting and that the Systems own an aggregate of 891,927 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

RESOLVED: shareholders urge the Board of Directors of Abbott Laboratories ("Abbott") to adopt a policy for Rule 10b5-1 plans ("Plan" or "Plans") requiring:

1. A "Cooling Off Period" of at least 120 days between Plan adoption and initial trading under the Plan.
2. An "Overlapping Plan Prohibition" preventing an individual/entity from having multiple Plans simultaneously.
3. Named Executive Officers and Directors to disclose on the Company's proxy statement the number of shares subject to a Plan.
4. Whenever a Section 16 corporate officer or director adopts, modifies, or cancels a Plan, a Form 8-K disclosure indicating the name of the affected individual, the number of shares covered, and the date of adoption, modification, or cancellation of the Plan.
5. Disclosure on Form 4 of whether a trade was made under a Plan, and the Plan's adoption or modification date.

Supporting Statement

With proper safeguards, Plans allow company insiders to sell stock without fear of prosecution for insider trading.

However, Abbot does not require several important safeguards: there is no required "cooling off period" between Plan adoption and initial trading; participants can have multiple, overlapping Plans simultaneously; and various Securities and Exchange Commission ("Commission") disclosures that would shed light on the adoption and use of Plans (thereby making abuse of the Plans less likely) are not required.

Commission Chair Gary Gensler has placed 10b5-1 plan reform on the Commission's rulemaking agenda. The proposed policy is consistent with the initial recommendations of the Commission's Investor Advisory Committee. (https://www.sec.gov/ spotlight/investor-advisory-committee-2012/draft-recommendation- of-the-iao-subcommittee-on-10b5-1-plans-082621.pdf)

A 2021 analysis, which examined over 20,000 plan adoption dates and trades, identified several "red flags" associated with opportunistic use of 10b5-1 plans, which this proposal addresses. (https://www.gsb.stanford.edu/ sites/default/files/publication-pdf/cgri-closer-look-88-gaming-the-system.pdf)

According to Professor Daniel Taylor, one of the study's authors, "Pharmaceutical companies tend to use the rules much more aggressively than other sectors...because there's much more of an opportunity for material non-public information." (Grant's Interest Rate Observer, March 19, 2021).

Since 2019, Abbott executives adopted at least a dozen 10b5-1 plans where the first trade occurred within a month of Plan adoption and the trade avoided a stock price decline in the ensuing 30 days.

For example:
- Former CEO Miles White adopted a Plan on March 15, 2019 and sold $47 million in stock the next day; Abbott's share price fell more than 7 percent in the 30 days following the sale. (https://www.sec.gov/Archives/edgar/ data/1800/000117911019004117/xslF345X 03/edgar.xml)
- Former CFO Brian Yoor adopted a Plan on January 27, 2020 and sold $46 million in stock on the next day; Abbott's share price fell 12 percent in the 30 days following the sale (https://www.sec.gov/Archives/edgar/ data/1800/000117911020000889/xslF345X03/edgar.xml)
- EVP Andrea Wainer adopted a Plan on March 2, 2021 and sold 755,000 dollars in stock the next day at $121.79 per share; the day after the sale, Abbott's share price closed at $116.01, 5% below Wainer's sale price. (https://www.sec.gov/Archives/edgar/data/1800/000141588921001357/xslF345X 03/form4-03052021_040351.xml)

The proposed policy would ensure that Abbott 10b5-1 plans are properly safeguarded from potential abuse.

We urge shareholders to support this proposal.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL ON RULE 10B5-1 PLANS

(Item 6 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

The proposal is unnecessarily restrictive and burdensome in light of the pending SEC rules relating to Rule 10b5-1 and Abbott's protections against insider trading. Abbott should not have Rule 10b5-1 plan-related obligations that go beyond the pending SEC rules and which would impose obligations not required of other publicly traded companies.

After the proposal was submitted to Abbott, the SEC proposed rules regarding the use of Rule 10b5-1 plans that largely cover what the proposal requests, including:

- a 120-day cooling-off period,
- a prohibition on overlapping plans,
- quarterly disclosure of plan adoption, activity, and terms, and
- 10b5-1 plan disclosure on Forms 4.

The SEC proposed rules also have additional requirements beyond the proposal, including limits on single-trade 10b5-1 plans, disclosure around option grants made within 14 days of material news releases, and operation of the proposed 10b5-1 plans in good faith.

The shareholder's proposal would impose additional restrictions on Abbott that go beyond the proposed SEC rules, imposing burdens on Abbott without providing shareholders with meaningful benefit, and would also put Abbott on unequal footing with other publicly traded companies. Specifically, the proposal would require Abbott to file a Form 8-K disclosure each time an officer or director adopts, modifies, or cancels a plan, as well as annual proxy disclosure of the number of shares subject to 10b5-1 plans entered into by named executive officers and directors. Disclosure of this information is already covered in the SEC proposed rules through enhanced 10b5-1 plan quarterly disclosure requirements in companies' Form 10-Qs and Form 10-Ks. To impose different and additional Form 8-K reporting and proxy disclosure obligations on Abbott would be redundant and an inefficient use of company resources.

Abbott has existing, procedures around trading in its securities which addresses concerns about the misuse of material non-public information. Abbott permits its officers to adopt Rule 10b5-1 plans to schedule trades in Abbott securities – but only within the confines of Abbott's protections, prohibitions, restrictions, and limitations already in place to guard against the risk of insider trading. For example:

- Abbott's insider-trading policy prohibits any direct or indirect trading in the Company's securities while directors or officers are in the possession of material, non-public information.
- Abbott's policies and practices prohibit all director or officer transactions in Abbott securities during specified "blackout" periods, *including transactions pursuant to 10b5-1 plans*.
- Abbott's policies and practices require obtaining preapproval through an expansive process designed to avoid execution of transactions during a time where there may be material non-public information.
- All base terms of any plan must be pre-approved by Abbott.
- Amendments to plans are limited, and Abbott requires a 30-day cooling-off period between plan adoption (or change) and any trading.
- Abbott notes whether a trade was pursuant to a Rule 10b5-1 plan on Form 4 and Form 144 filed with the SEC.

Abbott's existing protections concerning trading in its securities coupled with the fact that the proposal goes beyond the pending SEC rules on this topic make this shareholder proposal unnecessary.

The Board of Directors recommends that Abbott's shareholders vote **AGAINST** this proposal.

Shareholder Proposal on Lobbying Disclosure
(Item 7 on Proxy Card)

The Unitarian Universalist Association and additional proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Whereas, we believe in full disclosure of Abbott's lobbying activities and expenditures to assess whether Abbott's lobbying is consistent with its expressed goals and in stockholder interests.

Resolved, the stockholders of Abbott request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's decision-making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state, and federal levels.

The report shall be presented to the Public Policy Committee and posted on Abbott's website.

Supporting Statement

Abbott spent $41,810,000 from 2010 – 2020 on federal lobbying. This figure does not include state lobbying, where Abbott also lobbies but disclosure is uneven or absent. For example, Abbott lobbied in 19 states in 2020 and spent $1,018,489 on lobbying in California from 2010-2020.

Abbott fails to disclose its third-party payments to trade associations and social welfare organizations, or the amounts used for lobbying, to shareholders. Companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity, and these groups may be spending "at least double what's publicly reported."[1] Grassroots lobbying does not get reported at the federal level, and disclosure is uneven or absent in states.

Abbott belongs to the Business Roundtable, National Association of Manufacturers and Chamber Commerce, which together spent $108,148,000 on lobbying for 2020 and have drawn attention for launching a "massive lobbying blitz" against raising corporate taxes to pay for infrastructure.[2] Abbott also supports social welfare groups like the Alliance for Aging Research, which lobbies and ran Facebook ads opposing drug pricing legislation.[3]

We believe Abbott's lack of disclosure presents reputational risk when its lobbying contradicts company public positions or takes controversial positions. For example, Abbott believes in addressing climate change, yet the Chamber opposed the Paris climate accord. Abbott is committed to diversity and inclusion, yet the Chamber lobbied against protecting voting rights.[4] And while Abbott has drawn scrutiny for avoiding federal income taxes,[5] its trade associations are lobbying against raising corporate taxes to fund infrastructure.

---

[1]   https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

[2]   https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

[3]   https://www.prwatch.org/news/2020/01/13525/ex-pharma-lobbyist-embedded-white-house-tanked-drug-pricing-bill-while-his-former.

[4]   https://www.cnn.com/2021/04/21/business/voting-rights-chamber-of-commerce/index.html.

[5]   https://www.fiercepharma.com/pharma/pfizer-merck-and-j-j-shifting-profits-to-avoid-billions-tax-payments-each-year-report.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL ON LOBBYING DISCLOSURE

(Item 7 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

Abbott is transparent about its lobbying activities. Preparing and maintaining the annual report this proposal requests would add cost and consume resources, but without increasing any shareholder value or transparency. As the Board laid out last year, Abbott already provides transparency around the categories of disclosure sought by this proposal, enabling shareholders to assess whether Abbott has any undue corporate influence over initiatives with which they may disagree. Abbott's political disclosure and accountability policies continue to be recognized as top tier among S&P 500 companies, according to the 2021 CPA-Zicklin Index of Corporate Political Disclosure and Accountability report.[1] The categories of disclosure called for by this proposal continue to be publicly available and are updated semiannually.

- **Policies and Procedures Governing Lobbying.** Abbott provides its policies and procedures governing lobbying on its website. This year, Abbott has updated its website to enhance disclosures around lobbying including clarifying the scope of advocacy activities managed by its Vice President of Government Affairs and detailing how participation in trade associations and lobbying related expenditures are assessed and managed. Furthermore, Abbott has detailed how this Public Policy Committee of the Abbott Board of Directors is responsible for oversight of Abbott's government affairs function and public policy issues that could affect Abbott's business performance and public image. The Public Policy Committee reviews and evaluates Abbott's governmental affairs and political participation, including advocacy priorities, political contributions, lobbying activities, and trade association memberships. (https://www.abbott.com/investors/governance/corporate-political-participation.html) Also, annually in Abbott's Global Sustainability Report, the Company discloses the key principles that guide its participation in public policy engagement (including lobbying), the decision-making process surrounding that engagement, and oversight of those activities by the Board, the Public Policy Committee, and Abbott's Vice President of U.S. Government Affairs.

- **Payments Used for Lobbying.** On its website, Abbott provides links to the US House of Representatives Office of Clerk website and the US Senate office of Public Records website where it discloses the Company's total federal lobbying expenditures (paid directly and through trade associations), the name of any legislation, or its subject that was the topic of communication, the individuals who lobbied on behalf of Abbott, and the legislative body or executive branch contacted. Similarly, any indirect contribution (e.g., payments for events honoring covered elected officials) is disclosed as part of mandatory filings available on the same websites. Payments Abbott makes for outside lobbying services are disclosed by the outside firms as well and are also available and searchable on the same websites. For shareholder ease, links to these sites are found on the Abbott website at (https://www.abbott.com/investors/governance/corporate-political-participation.html). These disclosures are reported quarterly in compliance with the Lobbying Disclosure Act. Regarding state activity, in states where Abbott has a registered lobbyist, reports are filed consistent with state law and are publicly available at the appropriate state agency or on the state's public website. Abbott does not currently make direct expenditures toward grassroots lobbying communications to the general public.

---

[1] (https://www.politicalaccountability.net/wp-content/uploads/2021/11/2021-CPA-Zicklin-Index.pdf)

- **Decision-making and Oversight for Lobbying-Related Payments.** Abbott's decision-making and oversight process for lobbying-related payments is already available to Abbott's shareholders. As described on Abbott's website, its Government Affairs office is responsible for advocacy activities with Congress and the other branches of the federal government, as well as at the state and local levels. This responsibility extends to all manner of public policy engagement, including advocacy priorities, political contributions, lobbying activities, and trade association memberships. These activities are managed by Abbott's Vice President of U.S. Government Affairs, who makes the decision regarding advocacy activities, in consultation with senior management of relevant business units. He then reports to senior management and annually to the Board's Public Policy Committee. For additional information regarding Abbott's Public Policy Committee, please refer to the Committee's charter here: https://dam.abbott.com/en-us/documents/pdfs/investors/Public-Policy-Committee-Charter.pdf, and page 23 of this proxy statement.

- **Tax-Exempt, Lobbying Organizations.** Abbott is a member of various U.S. trade organizations that engage in lobbying and other political activities to champion and protect Abbott, our industry, and the people who rely on our products to achieve better health. For years, Abbott has listed on its website the trade organizations to which Abbott pays a significant amount of dues ($50,000 or more), and each year, the Board's Public Policy Committee reviews a report of Abbott's major trade association memberships, the amount of dues, and the amount used for lobbying.

Abbott already discloses substantially all the information the proposal seeks. Repeated reporting of existing disclosures would waste corporate resources and would not be in the best interests of Abbott or its shareholders.

The Board of Directors recommends that Abbott's shareholders vote **AGAINST** this proposal.

Shareholder Proposal on Antimicrobial Resistance Report
(Item 8 on Proxy Card)

The Shareholder Commons has informed Abbott that it intends to present the following proposal at the annual meeting on behalf of the Jan McMillan Montgomery Generation Skipping Trust U/A DTD 05/20/2011 (the "Trust"), 65 3rd Street, Suite 22, P.O. Box 1270, Point Reyes Station, California 94956, and that the Trust owns at least $2,000 in market value of Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

RESOLVED, *shareholders ask that the Board of Directors commission and publish a report on (1) the public health costs created by Company decisions not to invest additional resources in slowing the growth of antimicrobial resistance (AMR), (2) market barriers to such additional investment, and (3) the manner in which increasing AMR may affect financial market returns available to its diversified shareholders.*

Supporting Statement:

AMR is the phenomenon of pathogens becoming resistant to antibiotics, antifungals, and other antimicrobial drugs over time. Resistance can be accelerated by the overuse, misuse, or unavailability of antimicrobials and by manufacturing processes that do not protect the surrounding environment from contamination. AMR is a serious and growing problem: at least 700,000 people die annually from drug-resistant illnesses and AMR is on track to kill up to 10 million people a year by 2050, with a cumulative cost to the global economy of more than US$80 trillion.[1]

The Antimicrobial Resistance Benchmark ("ARB"), a respected program that rates major pharmaceutical companies on measures taken to slow AMR, recently scored our Company as having achieved 21 of 40 possible points, leaving room for considerable additional investment in prevention.[2] The ARB lists numerous opportunities for the Company to do more, including ensuring supply in countries where access to medicine is limited, expanding its environmental risk strategy, decoupling sales incentives for antimicrobials, and improving its brochures and packaging.[3]

However, in its most recent earnings call, the Company did not discuss AMR at all, focusing instead on reducing manufacturing costs and increasing sales, in contrast to the ARB's recommendations to preserve antimicrobial efficacy by spending more on mitigating environmental contamination and reducing antimicrobial sales incentives.[4]

This narrow focus on improving Company financial metrics in the face of the AMR crisis does a disservice to our shareholders: the effect of Company practices on public health is more important to its mostly diversified investors than are its profit margins. (More than 20 percent of the Company's shares are held by Vanguard, BlackRock, and State Street—investment managers with indexed or otherwise broadly diversified investors.) Such shareholders and beneficial owners lose financially when companies in their portfolios boost internal returns with practices that lower broad economic performance, because equity market values rise and fall in proportion to GDP.[5]

While the Company may profit by ignoring externalized costs such as AMR, diversified shareholders ultimately pay these costs, and they have a right to ask what they are. A study would help shareholders determine whether to seek a change in corporate direction, structure, or form to better serve their interests.

Please vote for: Report on public health costs of antimicrobial resistance – Proposal 8

[1] https://www.globalpointofcare.abbott/en/knowledge-insights/viewpoints/antimicrobial-resistance.html
[2] https://accesstomedicinefoundation.org/amr-benchmark/report-cards/abbott-laboratories
[3] https://accesstomedicinefoundation.org/amr-benchmark/report-cards/abbott-laboratories#opportunities
[4] https://www.marketbeat.com/earnings/transcripts/65172/
[5] https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE SHAREHOLDER PROPOSAL ON ANTIMICROBIAL RESISTANCE REPORT

(Item 8 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

The Board believes that commissioning a study to track and evaluate larger societal costs of antimicrobial resistance would be an inefficient use of the Company's resources and a diversion of management's time, without providing any meaningful benefit to shareholders.

Abbott is a very small player in the global anti-infective market. Abbott's established pharmaceuticals business focuses on branded generic medicines, which are commercialized in emerging countries only. Abbott does not design or develop new anti-infectives. Abbott ranks 31 overall in global anti-infective sales; and, by value, Abbott's sales of anti-infectives represent 0.6% total global sales of anti-infectives across all companies. Sales of anti-infectives represent 0.5% of Abbott's total global sales.

Nonetheless, Abbott is taking significant steps to do its part to slow the growth of antimicrobial resistance. These standards and programs have been recognized by the independent Access to Medicine Foundation as part of its 2021 Antimicrobial Resistance (AMR) Benchmark report, which designated Abbott as a "leader among generic medicine manufacturers, taking steps to combat overselling of antimicrobials."[1] Abbott's score in the latest 2021 AMR Benchmark report was 31 out of a total 45 points, ranking second in the overall generics category.

At least three key components of Abbott's standards and programs are worth highlighting here. First, to minimize the environmental impact from manufacturing, the concentration of anti-infective molecules emitted from Abbott's manufacturing facilities meets industry standards set by the AMR Industry Alliance, one of the largest private sector coalitions dedicated to measuring and driving the life-sciences industry's progress to curb antimicrobial resistance. Further, as captured in the 2021 AMR Benchmark, Abbott is one of the first companies to report setting discharge limits consistent with AMR standards at its third-party suppliers' manufacturing sites.[2]

Second, Abbott offers important diagnostic tools to help doctors make informed decisions and avoid unnecessary use of antibiotics. Abbott provides products to help accurately diagnose lower respiratory tract infections (Afinion CRP), influenza (ID NOW), MRSA (PBP2a SA Culture Colony), and malaria (SD BIOLINE), to name just a few. Abbott also funded and is now a member of VALUE-Dx, an initiative by a multidisciplinary consortium of diagnostic companies and non-industry partners to combat antimicrobial resistance. VALUE-Dx generates evidence on the medical, economic, and public health value of leveraging diagnostics tools to help health care professionals make educated treatment decisions in the context of antimicrobial resistance. Further, Abbott's Test Target Treat initiative (www.testtargettreat.com), is designed to fight antimicrobial resistance by educating healthcare professionals on the importance of using diagnostics to make more targeted treatment decisions and reduce the inappropriate use of antibiotics. To fund that initiative, Abbott provided an unrestricted educational grant to the Alliance for the Prudent Use of Antibiotics.

Last, even though Abbott's antibiotic medicines account for less than one percent of the antibiotics sold worldwide, Abbott seeks to provide safe, effective, and affordable antibiotics for people who need them in emerging countries. To ensure responsible promotional practices for these products, Abbott regularly trains its commercial teams on sensitivities around antibiotics and antimicrobial resistance. Abbott also provides healthcare professionals with in-country events designed specifically to educate them on antimicrobial resistance.

---

[1] The Access to Medicine Foundation, "Antimicrobial Resistance Benchmark," pg. 7, 138 (2021), available at https://accesstomedicinefoundation.org/amr-benchmark/2021-benchmark#.

[2] The Access to Medicine Foundation, "Antimicrobial Resistance Benchmark," pg. 7, 47 (2021), available at https://accesstomedicinefoundation.org/amr-benchmark/2021-benchmark#.

For instance, through an unrestricted educational grant to a third party, Abbott engaged healthcare professionals in more than 90 countries on antibiotic use and resistance when treating upper respiratory tract infections. In Colombia, Abbott reached more than 1,000 healthcare professionals with its "Rational Use Antibiotics" campaign intended to educate those professionals on the correct usage of antibiotics. In India, since 2019, Abbott has been pioneering its use of the ARISE program, which captures data on resistance to certain antibiotic strains across the country to help healthcare professionals understand resistance patterns and antimicrobial sensitivity. There are more than 28,000 physicians registered on the platform.

With respect to patients, since 2020, Abbott has adapted packaging of several antibacterial medicines to account for adherence to treatment, literacy, and pediatric use and to facilitate the appropriate use of such medicines by patients. The 2021 AMR Benchmark highlighted these efforts in its high ranking of Abbott's stewardship efforts.[3]

The Board of Directors recommends that Abbott's shareholders vote **AGAINST** this proposal.

---

[3] The Access to Medicine Foundation, "Antimicrobial Resistance Benchmark," pg. 16 (2021), available at https://accesstomedicinefoundation.org/amr-benchmark/2021-benchmark#.

ADDITIONAL INFORMATION

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the number of Abbott common shares beneficially owned as of January 31, 2022 by (i) each director nominee, (ii) the Chief Executive Officer, the Chief Financial Officer, and the other current and former executive officers listed in the Summary Compensation Table (collectively, the "named officers"), and (iii) all directors and executive officers as a group. It also reflects the number of stock equivalent units held by non-employee directors under the Abbott Laboratories Non-Employee Directors' Fee Plan and restricted stock units held by non-employee directors, named officers, and executive officers.

Name	Shares Beneficially Owned(1)(2)	Stock Options Exercisable Within 60 Days of January 31, 2022(3)	Stock Equivalent Units
H. L. Allen	158,038	1,029,166	0
R. J. Alpern	33,879	0	8,591
R. S. Austin	41,542	64,718	0
S. E. Blount	29,739	0	0
R. B. Ford	292,061	1,548,676	0
R. E. Funck, Jr.	227,165	480,438	0
P. Gonzalez	0	0	323
M. A. Kumbier	8,795	0	0
D. W. McDew	3,473	0	0
N. McKinstry	27,139	63,391	0
W. A. Osborn	96,996	29,567	29,356
M. F. Roman	1,499	0	705
D. G. Salvadori	100,430	615,361	0
D. J. Starks	7,022,156	0	0
J. G. Stratton	12,114	0	7,216
G. F. Tilton	44,876	0	33,678
A. F. Wainer	49,782	308,573	0
M. D. White	3,128,722	5,066,061	0
All directors and executive officers as a group(4)(5)	9,243,102	7,548,907	79,869

(1) This column includes shares held in the officers' accounts in the Abbott Laboratories Stock Retirement Trust as follows: R. E. Funck, Jr., 18,015; M. D. White, 35,870; and all executive officers as a group, 55,454. Each officer has shared voting power and sole investment power with respect to the shares held in his or her account.

(2) This column includes restricted stock units held by the non-employee directors and payable in stock upon their retirement from the Board as follows: R. J. Alpern 33,879; R. S. Austin, 41,542; S. E. Blount, 27,139; M. A. Kumbier, 5,714; D. W. McDew, 3,473; N. McKinstry, 27,139; W. A. Osborn, 35,796; M. F. Roman, 1,499; D. J. Starks, 12,096; J. G. Stratton, 8,659; G. F. Tilton, 37,526; and all directors as a group, 234,462.

(3) This column also includes 25,193 restricted stock units held by all executive officers as a group that will be payable in stock within 60 days of January 31, 2022.

(4) Certain executive officers of Abbott are fiduciaries of several employee benefit trusts maintained by Abbott. As

such, they have shared voting and/or investment power with respect to the common shares held by those trusts. The table does not include the shares held by the trusts. As of January 31, 2022, these trusts owned a total of 29,147,838 (1.7%) of the outstanding shares of Abbott. None of the directors, named officers, or executive officers has pledged shares.

(5) No director or executive officer beneficially owns more than one percent of the outstanding shares of Abbott. Excluding the shared voting and/or investment power over the shares held by the trusts described in footnote 4, the directors and executive officers as a group beneficially own less than one percent of the outstanding shares of Abbott.

INFORMATION CONCERNING SECURITY OWNERSHIP

The table below reports the number of common shares beneficially owned as of December 31, 2021 by BlackRock, Inc. and The Vanguard Group (directly or through their subsidiaries), the only persons known to Abbott to beneficially own more than 5% of Abbott's outstanding common shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
BlackRock, Inc.(1) 55 East 52nd Street New York, NY 10055	137,155,602	7.8%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	149,152,264	8.4%

(1) The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the Securities and Exchange Commission on February 1, 2022. BlackRock reported that it has sole voting power over 121,108,038 of these shares and sole dispositive power over all of these shares.

(2) The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the Securities and Exchange Commission on February 9, 2022. Vanguard reported that it has shared voting power over 2,882,749 of these shares, sole dispositive power over 141,949,846 of these shares, and shared dispositive power over 7,202,418 of these shares.

APPROVAL PROCESS FOR RELATED PERSON TRANSACTIONS

It is Abbott's policy that the Nominations and Governance Committee oversee, review, and approve any transaction in which Abbott participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the Nominations and Governance Committee pursuant to this policy are identified in:

- Questionnaires annually distributed to Abbott's directors and officers,
- Certifications submitted annually by Abbott officers related to their compliance with Abbott's Code of Business Conduct, or
- Communications made directly by the related person to the Chief Financial Officer or General Counsel.

In determining whether to approve a related person transaction, the Nominations and Governance Committee will consider the following items, among others:

- The related person's relationship to Abbott and interest in the transaction,
- The material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved,
- The benefits to Abbott of the transaction,

- If applicable, the availability of other sources of comparable products or services,
- An assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally,
- Whether a transaction has the potential to impair director independence, and
- Whether the transaction constitutes a conflict of interest.

This process is included in the Nominations and Governance Committee's written charter, which is available in the corporate governance section of Abbott's investor relations website (www.abbottinvestor.com). The son of one of our former executive officers, Roger Bird, is employed by Abbott. During 2021, his total compensation exceeded the foregoing threshold.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR THE 2023 ANNUAL MEETING PROXY STATEMENT

Shareholder proposals for presentation at the 2023 Annual Meeting must be received by Abbott no later than November 18, 2022 and must otherwise comply with the applicable requirements of the Securities and Exchange Commission to be considered for inclusion in the proxy statement and proxy for the 2023 meeting.

PROCEDURE FOR RECOMMENDATION AND NOMINATION OF DIRECTORS AND TRANSACTION OF BUSINESS AT ANNUAL MEETING

Proxy Access: A shareholder, or a group of up to 20 shareholders, owning continuously for at least three years Abbott common shares representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and have included in Abbott's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in Abbott's By-Laws.

Nominating shareholders are permitted to include in Abbott's proxy statement a 500-word statement in support of their nominee(s). Abbott may omit any information or statement that it, in good faith, believes is materially false or misleading, omits to state a material fact, or would violate any applicable law or regulation.

Other Nominations of Directors or Proposals to Transact Business: A shareholder may also recommend persons as potential nominees for director by submitting the names of such persons in writing to the Chair of the Nominations and Governance Committee or the Secretary of Abbott. Recommendations should be accompanied by a statement of qualifications and confirmation of the person's willingness to serve. A nominee who is recommended by a shareholder following these procedures will receive the same consideration as other comparably qualified nominees.

A shareholder entitled to vote for the election of directors at an Annual Meeting and who is a shareholder of record on:

- the record date for that Annual Meeting,
- the date the shareholder provides timely notice to Abbott, and
- the date of the Annual Meeting

may directly nominate persons for director, or make proposals of other business to be brought before the Annual Meeting, by providing proper timely written notice to the Secretary of Abbott.

Notice Requirements: The notice submitted by a shareholder must include certain information required by Article II of Abbott's By-Laws, including information about the shareholder, any beneficial owner on whose behalf the nomination or proposal is being made, their respective affiliates or associates or others acting in concert with them, and any proposed director nominee.

For each matter the shareholder proposes to bring before the Annual Meeting, the notice must also include a brief description of the business to be discussed, the reasons for conducting such business at the Annual Meeting, any material interest of the shareholder in such business and certain other information specified in the By-Laws. In addition, in the case of a director nomination, including through proxy access, the notice must include a completed and signed questionnaire, representation and agreement of the nominee addressing matters specified in the By-Laws.

To be timely, written notice either to directly nominate persons for director, including through proxy access, or to bring business properly before the Annual Meeting must be received at Abbott's principal executive offices not less than ninety days and not more than one hundred twenty days prior to the anniversary date of the preceding Annual Meeting. If the Annual Meeting is called for a date that is not within twenty-five days before or after such anniversary date, notice by the shareholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or made public in a press release or in a filing with the Securities and Exchange Commission, whichever occurs first. To be timely for the 2023 Annual Meeting, this written notice must be received by Abbott no later than January 29, 2023.

In addition, the notice must be updated and supplemented, if necessary, so that the information provided or required to be provided is true and correct as of the record date for the Annual Meeting and as of the date that is ten business days prior to the meeting. Any such update or supplement must be delivered to the Secretary of Abbott at Abbott's principal executive offices not more than five business days after the record date for the Annual Meeting, and not less than eight business days before the date of the Annual Meeting in the case of any update or supplement required to be made as of ten business days prior to the Annual Meeting.

In addition to satisfying the foregoing requirements under Abbott's By-Laws, to comply with the universal proxy rules once they become effective, shareholders who intend to solicit proxies in support of director nominees other than Abbott's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than February 28, 2023.

GENERAL

It is important that proxies be returned promptly. Shareholders are urged, regardless of the number of shares owned, to vote their shares. Most of Abbott's shareholders may vote their shares by telephone or using the Internet. Shareholders who wish to vote by mail should sign and return their proxy card in the enclosed business reply envelope. Shareholders who vote by telephone or using the Internet do not need to return their proxy card.

The 2022 Annual Meeting will be held virtually to enable broader and more convenient shareholder participation and to support the health and safety of Abbott's shareholders, employees, and communities during the ongoing coronavirus pandemic. There will not be a physical location for the meeting, and shareholders will not be able to attend the meeting in person. Please see pages 90 to 91 for information on how to attend and participate in the Annual Meeting.

By order of the Board of Directors.

HUBERT L. ALLEN
Secretary

INFORMATION ABOUT THE ANNUAL MEETING

NOTICE AND ACCESS

In accordance with the Securities and Exchange Commission's "Notice and Access" rules, Abbott mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders in mid-March of 2022. The Notice describes the matters to be considered at the Annual Meeting and how the shareholders can access the proxy materials online. It also provides instructions on how those shareholders can vote their shares. If you received the Notice, you will not receive a print version of the proxy materials, unless you request one. If you would like to receive a print version of the proxy materials, free of charge, please follow the instructions on the Notice.

HOW TO ATTEND THE MEETING ON THE VIRTUAL MEETING PLATFORM

Shareholders can attend, vote their shares, and submit questions during the Annual Meeting at meetnow.global/ABT2022. Shareholders may log into the Annual Meeting beginning at 8:15 a.m. Central Time on April 29, 2022. The Annual Meeting will begin promptly at 9:00 a.m. Central Time.

To be admitted to the Annual Meeting, shareholders will be required to enter a 15-digit control number.

Registered Shareholders. If you are a registered holder (i.e., you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may attend the Annual Meeting without advance registration. Your 15-digit control number is provided on your proxy card, email, or Notice. Please follow the instructions on your proxy card, email, or Notice to attend the meeting. If you no longer have these documents, please contact Computershare at 1-888-332-2268.

Beneficial Shareholders. If you are a beneficial holder (i.e., you received your proxy materials from your broker, bank, or other agent), you must register in advance to receive a 15-digit control number and attend the Annual Meeting. To register, you must submit your name, email address, and one of the following registration materials to Computershare:

- A copy of the voter instruction form contained in the proxy materials mailed to you from your broker;
- A copy of a broker statement evidencing that you are an Abbott shareholder; or
- A legal proxy from your broker reflecting your ownership of Abbott shares.

Please send your registration materials to Computershare at legalproxy@computershare.com, with "Legal Proxy" in the subject line. Registration requests must be received by Computershare no later than 5 p.m. Eastern Time on Tuesday, April 26, 2022.

Requests for registration can also be submitted by mail to:

Computershare
Abbott Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

You will receive a confirmation of your registration by email from Computershare, along with a 15-digit control number needed to be admitted to the Annual Meeting. If you have questions, please contact Computershare at the telephone support line provided on the virtual meeting platform at meetnow.global/ABT2022.

HOW TO ATTEND THE MEETING BY PHONE

Shareholders who wish to attend the Annual Meeting by phone should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Shareholders participating by phone will be able to listen to the meeting but will not have the ability to vote or submit questions during the meeting. If you would like to vote your shares or submit questions during the meeting, please follow the instructions above in "How to Attend the Meeting on the Virtual Meeting Platform."

WHO CAN VOTE

Shareholders of record at the close of business on March 2, 2022 will be entitled to notice of and to vote at the Annual Meeting. As of January 31, 2022, Abbott had 1,763,482,267 outstanding common shares, which are Abbott's only outstanding voting securities. All shareholders have cumulative voting rights in the election of directors and one vote per share on all other matters.

HOW TO VOTE

Whether or not you plan to virtually attend the Annual Meeting, Abbott strongly urges you to submit your proxy or vote your shares in advance of the Annual Meeting.

Registered Shareholders. Registered shareholders may vote by mail by signing and promptly returning their proxy in the enclosed envelope. Abbott's By-Laws provide that a shareholder may authorize no more than two persons as proxies to attend and vote at the meeting. Registered shareholders may also vote their shares:

- by telephone (1-800-652-VOTE (8683)), or
- or on the Internet at www.investorvote.com/abt.

If you vote by telephone or using the Internet, you do not need to return your proxy card. The instructions for voting can be found with your proxy card or on the Notice.

Registered shareholders who have not voted their shares in advance of the meeting may do so at the Annual Meeting by clicking the "Cast Your Vote" link on the meeting center site.

Beneficial Shareholders. Beneficial shareholders should refer to the voting instructions provided by their broker, bank, or other agent to direct the voting of their shares in advance of the meeting.

Beneficial shareholders may vote their shares at the Annual Meeting if they obtain a legal proxy from their broker, bank, or other agent giving the shareholder the right to vote such shares at the Annual Meeting. Please follow the instructions provided above in "How to Attend the Meeting on the Virtual Meeting Platform."

Shareholders participating by phone will not be able to vote their shares at the Annual Meeting.

HOW TO SUBMIT QUESTIONS

Following conclusion of the business items on the agenda for the Annual Meeting, Abbott will hold a live question and answer session where questions pertinent to meeting matters will be answered, as time permits. Shareholders participating in the meeting on the virtual meeting platform can submit questions during the Annual Meeting by clicking on the message icon in the upper right-hand corner of the page on the meeting center site. Questions that are substantially similar may be grouped together in a single response to avoid repetition and to allow more time for other questions.

Shareholders participating in the meeting by phone will not be able to submit questions during the meeting.

TECHNICAL SUPPORT

If you experience technical difficulties accessing the Annual Meeting, a technical support telephone number and additional support information will be available on the virtual meeting platform at meetnow.global/ABT2022.

The virtual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up to date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting.

REVOKING A PROXY

You may revoke your proxy by voting in person at the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the Secretary of Abbott,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or using the Internet after you have given your proxy.

CUMULATIVE VOTING

Cumulative voting allows a shareholder to multiply the number of shares owned by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees, as the shareholder desires. Shareholders may not cumulate their votes against a nominee. If shares are voted cumulatively and there are more nominees than there are director vacancies, nominees who receive the greatest number of votes will be elected. If you wish to cumulate your votes, you must sign and mail in your proxy card or attend the Annual Meeting.

DISCRETIONARY VOTING AUTHORITY

Unless authority is withheld in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares covered by proxies they receive to elect the 12 nominees named in Item 1 on the proxy card. Should a nominee become unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors, or for fewer than 12 nominees if, in the judgment of the proxy holders, such action is necessary or desirable. The persons named in the proxy may also decide to vote shares cumulatively in their sole discretion so that one or more of the nominees may receive fewer votes than the other nominees (or no votes at all), although they have no present intention of doing so. The proxy holders may not cast your vote for any nominee from whom you have withheld authority to vote.

Where a shareholder has specified a choice for or against the ratification of the appointment of Ernst & Young LLP as auditors, the advisory vote on the approval of executive compensation, or a shareholder proposal, or where the shareholder has abstained on these matters, the shares represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the approval of executive compensation, FOR the ratification of Ernst & Young LLP as auditors, and AGAINST the shareholder proposals.

Aside from matters set forth in this proxy statement, the Board of Directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

QUORUM AND VOTE REQUIRED TO APPROVE EACH ITEM ON THE PROXY

A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, constitutes a quorum for consideration of that matter at the meeting. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders with respect to that matter.

EFFECT OF WITHHOLD VOTES, BROKER NON-VOTES, AND ABSTENTIONS

Shares represented by proxies which are present and entitled to vote on a matter but which have elected to withhold authority to vote for one or more directors or to abstain from voting on another matter will have the effect of votes against those directors or that matter. A proxy submitted by an institution, such as a broker or bank that holds shares for the account of a beneficial owner, may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the shares. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine", such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors, the advisory vote on the approval of executive compensation, and shareholder proposals are "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting.

INSPECTORS OF ELECTION

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify shareholders are independent and are not Abbott employees.

COST OF SOLICITING PROXIES

The accompanying proxy is solicited by the Board of Directors on behalf of Abbott for use at the Annual Meeting.

Abbott will bear the cost of making solicitations from its shareholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of Abbott and its subsidiaries.

Abbott has retained Morrow Sodali LLC to aid in the solicitation of proxies at an estimated cost of $19,500 plus reimbursement for reasonable out of pocket expenses.

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

Participants in the Abbott Laboratories Stock Retirement Plan will receive voting instructions for their shares held in the Abbott Laboratories Stock Retirement Trust. The Stock Retirement Trust is administered by both a trustee and an Investment Committee. The trustee of the Trust is The Northern Trust Company. The members of the Investment Committee are Mary K. Moreland, John A. McCoy, Jr., and Brian P. Wentworth, employees of Abbott. The voting power with respect to the shares is held by and shared between the Investment Committee and the participants. The Investment Committee must solicit voting instructions from the participants and follow the voting instructions it receives. The Investment Committee may use its own discretion with respect to those shares for which no voting instructions are received.

CONFIDENTIAL VOTING

It is Abbott's policy that all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted be kept confidential and not be disclosed, except:

- where disclosure may be required by law or regulation,
- where disclosure may be necessary in order for Abbott to assert or defend claims,
- where a shareholder provides comments with a proxy,
- where a shareholder expressly requests disclosure,
- to allow the inspectors of election to certify the results of a vote, or
- in other limited circumstances, such as a contested election or proxy solicitation not approved and recommended by the Board of Directors.

HOUSEHOLDING OF PROXY MATERIALS

Shareholders sharing an address may receive only one copy of the proxy materials or the Notice of Internet Availability of Proxy Materials, unless their broker, bank, or other intermediary has received contrary instructions from any shareholder at that address. This is known as "householding." Shareholders wishing to discontinue householding and receive separate copies of the proxy materials or the Notice of Internet Availability of Proxy Materials should notify their broker, bank, or other intermediary.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains statements that may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," variations of these words, and similar expressions are intended to identify these forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to those risks and uncertainties identified under "Item 1A. Risk Factors" of Abbott's Annual Report on Form 10-K for the year ended Dec. 31, 2021. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The information on Abbott's website, including the contents of Abbott's 2020 Global Sustainability Report, 2020 Diversity and Inclusion Report, and 2030 Sustainability Plan, is not, and shall not be deemed to be, a part of this proxy statement or incorporated herein or into any of Abbott's other filings with the Securities and Exchange Commission.

EXHIBIT A –
DIRECTOR INDEPENDENCE STANDARD

No director qualifies as "independent" unless the board affirmatively determines that the director has no material relationship with Abbott or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Abbott or any of its subsidiaries). In making this determination, the board shall consider all relevant facts and circumstances, including the following standards:

- A director is not independent if the director is, or has been within the last three years, an employee of Abbott or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of Abbott or its subsidiaries.

- A director is not independent if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Abbott or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer).

- A director is not independent if (A) the director or an immediate family member is a current partner of a firm that is Abbott's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on Abbott's or its subsidiaries' audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Abbott's or its subsidiaries' audit within that time.

- A director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of Abbott or its subsidiaries at the same time serves or served on that company's compensation committee.

- A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Abbott or its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

- A director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from Abbott and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

(This page has been left blank intentionally.)

INDUSTRY LEADERSHIP

FORTUNE'S MOST ADMIRED COMPANIES since 1984; #1 in Medical Products from 2014-2022	**DOW JONES SUSTAINABILITY INDEX** Top Industry Score, 2013-2021, 17th year on the Index
Fast Company's 2021 World Changing Ideas Recognized three of our technologies: MUAC z-score tape, BinaxNOW, and FreeStyle Libre 2 iCGM	**Wall Street Journal Management Top 250 Companies** #23; #9 in "Sustainability Star" ranking for ESG performance
Boston Consulting Group 50 Most Innovative Companies #29 in 2021	**JUST Capital** #74 on 2022 JUST 100 list
Investors Business Daily 100 Best ESG Companies #76 on the list	**U.S. Chamber of Commerce Foundation Corporate Citizenship Hall of Fame** Abbott was the sole 2021 inductee, one of only 9 companies recognized for sustained, positive impact on society
SCIENCE MAGAZINE TOP 20 EMPLOYERS for 18 years	**100 BEST COMPANIES** Working Mother for 21 years in a row, Hall of Fame
TOP 50 COMPANIES FOR DIVERSITY DiversityInc, for 18 consecutive years	**WORKPLACE LEADERSHIP** in more than 25 countries

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND PROXY STATEMENT

MEETING DATE
APRIL 29, 2022
9:00 A.M. CENTRAL TIME

YOUR VOTE IS IMPORTANT
Please sign and promptly return your proxy in the enclosed envelope or vote your shares by telephone or using the Internet.

The 2022 Annual Meeting of Shareholders will be held virtually to enable broader and more convenient shareholder participation and to support the health and safety of Abbott's shareholders, employees, and communities during the ongoing coronavirus pandemic. There will not be a physical location for the Annual Meeting, and shareholders will not be able to attend the Annual Meeting in person.

How to Attend the Meeting on the Virtual Meeting Platform. Shareholders will be able to attend, vote their shares, and submit questions during the Annual Meeting at meetnow.global/ABT2022. To be admitted to the meeting, shareholders will be required to enter a 15-digit control number. Please see page 90 of this proxy statement for instructions on how to be admitted to the Annual Meeting.

How to Attend the Meeting by Phone. Shareholders who wish to attend the meeting by phone should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Shareholders participating by phone will be able to listen to the meeting but will not have the ability to vote or submit questions during the meeting. Shareholders who wish to vote their shares or submit questions during the meeting should attend the meeting on the virtual meeting platform.





Abbott